Exhibit 99.3

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE- AND TWELVE-MONTH PERIODS

ENDED JANUARY 31, 2024

Table of contents

Glossary	2

Basis of Presentation	3

Forward-Looking Statements and Non-IFRS Measures	3

Business Overview	5

Reporting Segments	5

Factors Affecting the Company’s Results of Operations	6

Executive Summary	9

Retail Performance & Market Statistics	10

Results of Operations	11

Analysis of Results for the Fourth Quarter of Fiscal 2024	11

Analysis of Segment Results for the Fourth Quarter of Fiscal 2024	13

Geographical Trends for the Fourth Quarter of Fiscal 2024	14

Analysis of Results for the twelve-month period ended January 31, 2024	15

Analysis of Segment Results for the twelve-month period ended January 31, 2024	17

Geographical Trends for the twelve-month period ended January 31, 2024	18

Assessment of the Company’s performance against its Fiscal 2024 guidance	19

Foreign Exchange	20

Liquidity and Capital Resources	21

Contractual Obligations	23

Capital Resources	24

Consolidated Financial Position	27

Post-Employment Benefits	28

Off-Balance Sheet Arrangements	29

Transaction Between Related Parties	31

Financial Instruments	31

Non-IFRS Measures and Reconciliation Tables	33

Reconciliation Tables	34

Summary of Consolidated Quarterly Results	37

Reconciliation Table for Consolidated Quarterly Results	38

Selected Consolidated Financial Information	39

Critical Accounting Estimates	41

Future Accounting Changes	43

Environmental, Social and Governance	44

Controls and Procedures	45

Risk Factors	46

Disclosure of Outstanding Shares	73

Additional Information	73

BRP Inc.	Management’s Discussion and Analysis	1

Glossary

Abbreviations	Description	Abbreviations	Description
3WV	Three-Wheeled Vehicles	LIBOR	London Interbank Offered Rate
ATV	All-Terrain Vehicles	NCIB	Normal Course Issuer Bid
BPS	Basis points	MD&A	Management’s Discussion & Analysis
DB	Defined Benefits	OEM	Original Equipment Manufacturer
DC	Defined Contribution	ORV	Off-Road Vehicles
CAPEX	Capital Expenditure	PA&A	Parts, Accessories & Apparel
CGU	Cash Generating Unit	PP&E	Property, Plant & Equipment
EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	PWC	Personal Watercraft
EPS	Earnings Per Share	R&D	Research & development
ESG	Environmental, Social and Governance	SIB	Substantial Issuer Bid
EURIBOR	Euro Interbank Offered Rate	SOFR	Secured Overnight Financing Rate
G&A	General & Administrative	Term SOFR	Defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment, when applicable
IAS	International Accounting Standards	SSV	Side-by-Side Vehicles
IFRS	International Financial Reporting Standards	Working Capital	Current assets less current liabilities
International	All regions except United States & Canada	LVHA	Low Voltage & Human Assisted Group

BRP Inc.	Management’s Discussion and Analysis	2

Basis of Presentation

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the year ended January 31, 2024. This MD&A should be read in conjunction with the audited consolidated financial statements for the years ended January 31, 2024 and January 31, 2023. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at March 27, 2024.

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts presented are in Canadian dollars unless otherwise indicated. All references in this MD&A to “Fiscal 2024”, “Fiscal 2023” and “Fiscal 2022” are to the Company’s fiscal year ended January 31, 2024, 2023 and 2022 respectively.

This MD&A, approved by the Board of Directors on March 27, 2024, is based on the Company’s audited consolidated financial statements and accompanying notes thereto for the years ended January 31, 2024 and 2023.

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, including the Company’s environmental, social and governance targets, goals and initiatives set forth under its CSR25 program and announced intention to electrify its existing product lines and launch new electric product lines, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

BRP Inc.	Management’s Discussion and Analysis	3

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including without limitation, the assumptions underlying the Company’s environmental, social and governance targets, goals and initiatives under its CSR25 program, which are set out in the “Forward-Looking Statements” section of its Corporate Social Responsibility report (it being understood that this reference is limited to the “Forward-Looking Statements” section, and shall not be deemed to incorporate by reference the content of the Corporate Social Responsibility report in this MD&A), as well as the following assumptions: reasonable industry growth ranging from down to slightly up; market share will remain constant or moderately increase; slowing global economic growth; limited impact from the ongoing military conflict between Russia and Ukraine; no further deterioration of the conflict in the Middle-East; main currencies in which the Company operates will remain at near current levels; easing, but still elevated, levels of inflation; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins are expected to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Fiscal 2025 Guidance

A presentation of our Fiscal 2025 guidance is contained in our earnings press release dated March 28th, 2024 under the section entitled “Fiscal Year 2025 Guidance”. Such press release is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	4

Business Overview

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems, Rotax engines for karts and recreational aircraft and Pinion gearboxes, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories.

The Company employs close to 20,000 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland, Australia and Germany as at January 31, 2024. The Company sells its products in over 130 countries. The products are sold directly through a network of approximately 2,450 dealers in 22 countries, as well as through approximately 150 distributors serving approximately 360 additional dealers.

Reporting Segments

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports and marine products. The Company has two operating and reportable segments consisting of Powersports (Year-Round Products, Seasonal Products and PA&A and OEM engines) and Marine Products.

Following the acquisitions of Pinion GmbH (“Pinion”) and of substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. located in Shawinigan, Quebec (“KA Shawinigan”) in Fiscal 2023, the Company created a new Low Voltage & Human Assisted Group (“LVHA”). The creation of LVHA is intended to allow the Company to pursue its growth strategy with low voltage and human assisted product categories at the intersection of mobility, recreation and utility.

Powersports

Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs and 3WVs product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s Rotax engines.

Seasonal Products

Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, as well as PWC and Sea-Doo pontoons, which are mainly used during the summer season, with sales to dealers concentrated in the months of January to April. All these products leverage BRP’s Rotax engines.

Parts, Accessories & Apparel and OEM engines

PA&A and Rotax engines consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts and recreational aircraft, Pinion gearboxes and other services.

Marine

Marine consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services. BRP competes in the boat product category with Alumacraft and Quintrex boats, Manitou pontoons and in the marine engine product category with the Rotax engines for jet boats and outboard engine with Stealth Technology.

BRP Inc.	Management’s Discussion and Analysis	5

The following table shows the percentage of total revenues for each segment:

Proportion of Total Revenues (in percentages)	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022

Year-Round Products	50.7%	40.8%	51.5%	48.1%	45.3%

Seasonal Products	35.4%	42.9%	32.9%	34.3%	33.0%

Powersports PA&A and OEM Engines	10.8%	12.3%	11.4%	12.7%	15.0%

Total Powersports	96.9%	96.0%	95.8%	95.1%	93.3%

Marine	3.1%	4.0%	4.2%	4.9%	6.7%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines, as well as Marine Products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates and volume discounts given to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	6

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors for the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the consolidated statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, Brazilian real, Swedish krona, Norwegian krone, British pound, New Zealand dollar, Mexican peso, Chinese yuan and Japanese yen. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and, to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of January 31, 2024, the Company had an outstanding balance of U.S. $1,957.0 million ($2,609.7 million) under its U.S. $1,965.8 million ($2,631.5 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	7

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at January 31, 2024, the Company’s long-term debt of $2,763.1 million was mainly comprised of the Term Facility (B-1, B-2 and B-3), which bears interest at Term SOFR plus 2.00%, Term SOFR plus 2.75% and Term SOFR plus 2.75%, respectively. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three- and twelve-month periods ended January 31, 2024. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2024.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	8

Executive Summary

The Company’s three-month period ended January 31, 2024 was marked by a decrease in the volume of shipments and revenues compared to the three-month period ended January 31, 2023. The results of the fourth quarter of this fiscal year were mainly driven by a decrease in Seasonal Products deliveries, as the fourth quarter of this fiscal year compares unfavourably to a strong fourth quarter last fiscal year, where Seasonal Products shipments were completed after peak retail season due to supply chain issues last year. Revenues were also negatively impacted by higher sales incentives and unfavourable winter conditions, primarily in North America, where the short riding season reduced the demand for PA&A compared to the fourth quarter of last fiscal year. The Company’s North American quarterly retail sales were down for all product lines except SSV, resulting in an overall decrease in retail when compared to the same period last year. While the Company continues to demonstrate production efficiencies due to supply chain improvements, the reduction in volume and increase in sales programs have led to a decrease in the profit margin percentage for the three-month period ended January 31, 2024, compared to the same period last year.

The Company’s market share gains and favourable product mix contributed to an increase in revenues of 3% for the twelve-month period ended January 31, 2024 compared to the same period last fiscal year. Finally, the Company’s North American retail sales for Powersports Products increased by 8% for the twelve-month period ended January 31, 2024, compared to the same period last year.

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended				Twelve-month periods ended
	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)
Income Statement

Revenues	$2,691.8	$3,076.3	$(384.5)	(12.5%)	$10,367.0	$10,033.4	$333.6	3.3%

Gross Profit	652.8	787.6	(134.8)	(17.1%)	2,601.3	2,499.4	101.9	4.1%

Gross Profit margin (%)	24.3%	25.6%	N/A	(130bps)	25.1%	24.9%	N/A	20bps

Operating income	178.5	436.9	(258.4)	(59.1%)	1,157.0	1,367.1	(210.1)	(15.4%)

Normalized EBITDA[1]	404.5	528.0	(123.5)	(23.4%)	1,699.6	1,706.3	(6.7)	(0.4%)

Net income	188.2	365.1	(176.9)	(48.5%)	744.5	865.4	(120.9)	(14.0%)

Normalized net income[1]	188.0	309.2	(121.2)	(39.2%)	873.4	976.7	(103.3)	(10.6%)

EPS – diluted	2.46	4.54	(2.08)	(45.8%)	9.47	10.67	(1.20)	(11.2%)

Normalized EPS – diluted [1]	2.46	3.85	(1.39)	(36.1%)	11.11	12.05	(0.94)	(7.8%)

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	9

Retail Performance & Market Statistics

North American retail sales - for the Fourth Quarter of Fiscal 2024

The Company’s North American retail sales for Powersports Products decreased by 10% for the three-month period ended January 31, 2024 compared to the same period last fiscal year. This was mainly driven by lower retail sales of Snowmobile and PWC for the three-month period ended January 31, 2024 compared to the same period last fiscal year, due to late shipments that occurred after peak retail season during the three-month period ended January 31, 2023. In addition, unfavourable winter conditions impacted our Snowmobile season this fiscal year. The decrease was partially offset by increased retail sales of SSV for the three-month period ended January 31, 2024.

●

North American Year-Round Products retail sales increased on a percentage basis in the low-teens range compared to the three-month period ended January 31, 2023. The Year-Round Products industry increased on a percentage basis in the mid-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the low-twenties range, even when excluding Sea-Doo pontoon, compared to the three-month period ended January 31, 2023. The Seasonal Products industry decreased on a percentage basis in the high-teens range over the same period.

The Company’s North American retail sales for Marine Products decreased by 14% compared to the three-month period ended January 31, 2023 as a result of softening consumer demand in the boating industry.

North American retail sales - for the twelve-month period ended January 31, 2024

The Company’s North American retail sales for Powersports Products increased by 8% for the twelve-month period ended January 31, 2024 compared to the twelve-month period ended January 31, 2023, which was mainly driven by an increase in retail sales of SSV, PWC, Sea-Doo pontoon and ATV. The increase was partially offset by a decrease in retail sales of Snowmobile and 3WV.

●

North American Year-Round Products retail sales increased on a percentage basis in the high-single digits compared to the twelve-month period ended January 31, 2023. The Year-Round Products industry increased in the low-single digits over the same period.

●

North American Seasonal Products retail sales increased on a percentage basis in the mid-single digits, and in the low-single digits when excluding Sea-Doo pontoon, compared to the twelve-month period ended January 31, 2023. The Seasonal Products industry remained flat over the same period.

The Company’s North American retail sales for Marine Products decreased by 39% compared to the twelve-month period ended January 31, 2023 as a result of softening consumer demand in the boating industry and lower product availability of newly introduced products.

North American dealer inventories

As at January 31, 2024, North American dealer inventories for Powersports Products increased by 36% compared to January 31, 2023. The increase is across most product lines and mainly due to low levels of inventory during the fourth quarter of Fiscal 2023, driven by supply chain disruptions that, while improving, were still felt across the industry at that time.

BRP Inc.	Management’s Discussion and Analysis	10

Results of Operations

Analysis of Results for the Fourth Quarter of Fiscal 2024

The following section provides an overview of the financial performance of the Company for the three-month period ended January 31, 2024 compared to the same period ended January 31, 2023.

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)
Income Statement

Revenues	$2,691.8	$3,076.3	$(384.5)	(12.5%)

Gross Profit	652.8	787.6	(134.8)	(17.1%)

Gross Profit margin (%)	24.3%	25.6%	N/A	(130bps)

Operating Expenses	474.3	350.7	123.6	35.2%

Normalized EBITDA[1]	404.5	528.0	(123.5)	(23.4%)

Net Financing Costs	47.0	36.0	11.0	30.6%

Income Taxes	40.4	92.0	(51.6)	(56.1%)

Net income	188.2	365.1	(176.9)	(48.5%)

[1] See “Non-IFRS Measures” section.

Revenues

The decrease in revenues was primarily due to a lower volume across most product lines, explained by late shipments of Seasonal Products for the same period last fiscal year, softening consumer demand, primarily in International markets, higher sales programs across most product lines and unfavourable winter conditions, which impacted our Snowmobile season for PA&A. The decrease was partially offset by favourable product mix in Year-Round products and favourable pricing across most product lines. The decrease includes a favourable foreign exchange rate variation of $4 million.

Gross Profit

The decrease in gross profit and gross profit margin percentage were the result of a lower volume sold, as highlighted above, and higher sales programs. The decrease was partially offset by favourable pricing and product mix across most product lines and a decrease in material and logistics costs due to more efficiencies in the supply chain. The decrease in gross profit includes an unfavourable foreign exchange rate variation of $12 million.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended January 31, 2024 compared to the three-month period ended January 31, 2023:

(in millions of Canadian dollars)	Three-month periods ended
	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)

Selling and marketing	$117.6	$117.8	$(0.2)	(0.2%)

Research and development	122.7	121.0	1.7	1.4%

General and administrative	114.9	121.8	(6.9)	(5.7%)

Other operating expenses (income)	2.8	(9.9)	12.7	NM[1]

Impairment charge	116.3	—	116.3	NM[1]

Operating Expenses	$474.3	$350.7	$123.6	35.2%

[1] NM - Not Meaningful

The increase in operating expenses was mainly attributable to the impairment charge recorded during the fourth quarter of Fiscal 2024 for the Marine segment. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $6 million.

BRP Inc.	Management’s Discussion and Analysis	11

Normalized EBITDA [1]

The decrease in normalized EBITDA [1] was primarily due to lower gross profit and higher operating expenses, even when excluding the impairment charge related to the Marine segment.

Net Financing Costs

The increase in net financing costs primarily resulted from higher interest expense on the Term Facility due to a higher average interest rate, as well as higher transaction costs on long-term debt due to the derecognition of unamortized transaction costs on the refinancing of the Company’s Term Loan B-1.

Income Taxes

The decrease in income tax expense was primarily due to lower operating income which includes an impairment charge related to the Marine segment and by higher deductible financing costs. The decrease was partially offset by lower benefits related to tax incentives and by an unfavourable mix of accounting profits and losses between tax jurisdictions. The effective income tax rate amounted to 17.7% for the three-month period ended January 31, 2024 compared to 20.1% for the three-month period ended January 31, 2023. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility. The decrease was partially offset by lower benefits related to tax incentives and by an unfavourable mix of accounting profits and losses between tax jurisdictions.

Net Income

The decrease in net income was primarily due to a lower operating income, resulting from the impairment charge related to the Marine segment recorded during the fourth quarter of Fiscal 2024, and an increase in financing costs, partially offset by a favourable foreign exchange rate variation on the U.S. denominated long-term debt, a lower income tax expense and an increase in financing income.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	12

Analysis of Segment Results for the Fourth Quarter of Fiscal 2024

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended January 31, 2024 compared to the same period ended January 31, 2023. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	January 31, 2024	January 31, 2023

Revenues [1]

Powersports

Year-Round	$1,363.9	$1,254.8	$109.1	8.7%

Seasonal	952.6	1,319.5	(366.9)	(27.8%)

Powersports PA&A and OEM Engines	291.0	378.3	(87.3)	(23.1%)

Marine	90.1	128.5	(38.4)	(29.9%)

Gross profit (loss)

Powersports	657.9	790.6	(132.7)	(16.8%)

As a percentage of revenues	25.2%	26.8%	N/A	(160bps)

Marine	(5.1)	(3.0)	(2.1)	(70.0%)

As a percentage of revenues	-5.7%	-2.3%	N/A	NM [2]

[1] Including inter-segment transactions.

[2] NM - Not Meaningful.

Powersports

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a favourable product mix due to the introduction of new models and higher volume of 3WV, due to timing of shipments between the third and fourth quarter of Fiscal 2024. The increase in revenues was partially offset by higher sales programs and a lower volume of ATV and SSV sold. The increase includes an unfavourable foreign exchange rate variation of $1 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of products sold and higher sales programs, mainly on Snowmobile due to unfavourable winter conditions. The decrease in volume is mostly explained by late shipments in the three-month period ended January 31, 2023, compared to this year. The decrease was partially offset by favourable pricing across all product lines. The decrease also includes a favourable foreign exchange rate variation of $2 million.

Powersports PA&A and OEM Engines

The decrease in revenues was attributable to a lower volume of PA&A sold, which was mainly attributable to lower dealer orders due to a higher level of stock remaining in dealer inventory and unfavourable winter conditions primarily in North America, which impacted the Snowmobile riding season and the related PA&A revenues. The decrease also includes a favourable foreign exchange rate variation of $4 million.

Gross Profit

The decrease in gross profit and gross profit margin percentage were the result of a lower volume sold, as highlighted above, and higher sales programs. The decrease was partially offset by favourable pricing and product mix across most product lines and a decrease in material and logistics costs due to more efficiencies in the supply chain. The decrease in gross profit includes an unfavourable foreign exchange rate variation of $11 million.

BRP Inc.	Management’s Discussion and Analysis	13

Marine

Revenues

The decrease in revenues from the Marine segment was primarily attributable to a lower volume of products sold, higher sales programs, and an unfavourable product mix. The decrease in volume is mainly explained by softer consumer demand in the industry. The decrease was partially offset by favourable pricing across most product lines. The decrease includes an unfavourable foreign exchange rate variation of $1 million.

Gross Profit (loss)

The decrease in gross profit and gross profit margin percentage were the result of a lower volume sold, as highlighted above, and higher sales programs. The decrease was partially offset by production efficiencies.

Geographical Trends for the Fourth Quarter of Fiscal 2024

Revenues

Revenues by geography (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	January 31, 2024	January 31, 2023

Revenues ($)

United States	$1,508.8	$1,764.9	(256.1)	(14.5%)

Canada	398.5	478.5	(80.0)	(16.7%)

International	784.5	832.9	(48.4)	(5.8%)

Total Revenues ($)	2,691.8	3,076.3

Revenues (%)

United States	56.1%	57.3%	N/A	(120bps)

Canada	14.8%	15.6%	N/A	(80bps)

International	29.1%	27.1%	N/A	200bps

Total Revenues (%)	100.0%	100.0%

United States

The decrease in revenues from the United States was primarily due to the lower volume of Seasonal Products sold and higher sales programs, partially offset by a higher volume of Year-Round Products sold, favourable product mix across most product lines and favourable pricing. The decrease includes a favourable foreign exchange impact of $19 million.

Canada

The decrease in revenues from Canada was primarily due to the lower volume of Seasonal Products sold and higher sales programs, partially offset by a higher volume of Year-Round Products sold, favourable product mix and pricing across most product lines.

International

The decrease in revenues from International was primarily due to lower volume across most product lines and higher sales programs. The decrease was partially offset by favourable product mix and pricing across most product lines. The decrease includes an unfavourable foreign exchange variation of $15 million.

BRP Inc.	Management’s Discussion and Analysis	14

Analysis of Results for the twelve-month period ended January 31, 2024

The following section provides an overview of the Company’s financial performance for the twelve-month period ended January 31, 2024 compared to the same period ended January 31, 2023.

(in millions of Canadian dollars, except margin data)	Twelve-month periods ended
	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)
Income Statement

Revenues	$10,367.0	$10,033.4	$333.6	3.3%

Gross Profit	2,601.3	2,499.4	101.9	4.1%

Gross Profit margin (%)	25.1%	24.9%	N/A	20bps

Operating Expenses	1,444.3	1,132.3	312.0	27.6%

Normalized EBITDA[1]	1,699.6	1,706.3	(6.7)	(0.4%)

Net Financing Costs	192.7	108.8	83.9	77.1%

Income Taxes	209.6	300.5	(90.9)	(30.2%)

Net income	744.5	865.4	(120.9)	(14.0%)

[1] See “Non-IFRS Measures” section.

Revenues

The increase in revenues was primarily due to a higher volume of SSV and ATV sold, increased deliveries of Sea-Doo pontoon, favourable product mix across most product lines, as well as favourable pricing across all product lines. The increase was partially offset by higher sales programs, which are mostly due to retail incentives, and a lower volume across the remaining product lines. The increase includes a favourable foreign exchange rate variation of $187 million.

Gross Profit

The increase in gross profit and gross profit margin percentage were the result of a higher volume sold, as highlighted above, along with favourable pricing across all product lines, favourable product mix across most product lines and a decrease in material and logistics costs due to more efficiencies in the supply chain. The increase was partially offset by higher sales programs. The increase in gross profit includes an unfavourable foreign exchange rate variation of $41 million.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the twelve-month period ended January 31, 2024 compared to the twelve-month period ended January 31, 2023:

(in millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2024	January 31, 2023	Variance ($)	Variance (%)

Selling and marketing	$480.0	$433.8	$46.2	10.7%

Research and development	441.5	367.7	73.8	20.1%

General and administrative	380.2	341.1	39.1	11.5%

Other operating expenses (income)	26.3	(10.3)	36.6	NM[1]

Impairment charge	116.3	—	116.3	NM[1]

Operating Expenses	$1,444.3	$1,132.3	$312.0	27.6%

[1] NM - Not Meaningful.

The increase in operating expenses was mainly attributable to the impairment charge recorded during the fourth quarter of Fiscal 2024 for the Marine segment, an increase in R&D expenses to support future growth as well as higher selling and marketing expenses, which are mainly due to continued product investment. The increase was also attributable to higher G&A expenses mainly related to the modernization of the Company’s software infrastructure. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $56 million.

BRP Inc.	Management’s Discussion and Analysis	15

Normalized EBITDA [1]

The decrease in normalized EBITDA [1] was primarily due to higher operating expenses, even when excluding the impairment charge related to the Marine segment, partially offset by higher gross profit.

Net Financing Costs

The increase in net financing costs primarily resulted from higher interest expense on the Term Facility due to a higher average interest rate, and a higher outstanding nominal amount, as well as higher transaction costs on long-term debt due to the derecognition of unamortized transaction costs on the repricing of the Company’s Term Loan B-2 and on the refinancing of the Company’s Term Loan B-1.

Income Taxes

The decrease in income tax expense was primarily due to a lower operating income which includes an impairment charge related to the Marine segment, by higher deductible financing costs and by higher benefits related to tax incentives. The effective income tax rate amounted to 22.0% for the twelve-month period ended January 31, 2024 compared to 25.8% for the twelve-month period ended January 31, 2023. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility and by higher benefits related to tax incentives.

Net Income

The decrease in net income was primarily due to a lower operating income, resulting from the impairment charge related to the Marine segment recorded during the fourth quarter of Fiscal 2024, and an increase in financing costs, partially offset by a favourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, a lower income tax expense and an increase in financing income.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	16

Analysis of Segment Results for the twelve-month period ended January 31, 2024

The following section provides an overview of the financial performance of the Company’s segments for the twelve-month period ended January 31, 2024 compared to the same period ended January 31, 2023. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Twelve-month periods ended		Variance ($)	Variance (%)
	January 31, 2024	January 31, 2023

Revenues [1]

Powersports

Year-Round	$5,339.4	$4,827.1	$512.3	10.6%

Seasonal	3,410.7	3,440.3	(29.6)	(0.9%)

Powersports PA&A and OEM Engines	1,184.6	1,277.4	(92.8)	(7.3%)

Marine	446.0	518.9	(72.9)	(14.0%)

Gross profit (loss)

Powersports	2,636.0	2,457.1	178.9	7.3%

As a percentage of revenues	26.5%	25.7%	N/A	80bps

Marine	(34.7)	42.3	(77.0)	(182.0%)

As a percentage of revenues	-7.8%	8.2%	N/A	NM [2]

[1] Including inter-segment transactions.

[2] NM – Not Meaningful.

Powersports

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a higher volume of SSV and ATV sold, driven by continued gains in market share, as well as favourable product mix and pricing across all product lines, which were partially offset by a lower volume of 3WV sold and higher sales programs. The increase includes a favourable foreign exchange rate variation of $107 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of PWC and Snowmobile sold, mostly explained by dealer network inventory replenishment in Fiscal 2023, as well as higher sales programs across all product lines. The decrease was partially offset by a favourable volume of Sea-Doo pontoon sold and favourable pricing and product mix across all product lines. The decrease includes a favourable foreign exchange rate variation of $41 million.

Powersports PA&A and OEM Engines

The decrease in revenues from Powersports PA&A and OEM Engines was mainly attributable to a lower volume of sales. The decrease in sales volume was mainly attributable to lower dealer orders due to a higher level of stock remaining in dealer inventory and unfavourable winter conditions, which impacted the Snowmobile riding season and the related PA&A revenues. The decrease was partially offset by higher pricing, favourable product mix and the acquisition of Pinion. The decrease includes a favourable foreign exchange rate variation of $31 million.

Gross Profit

The increase in gross profit and gross profit margin percentage were the result of a higher volume sold, as highlighted above, along with favourable pricing across all product lines, favourable product mix across most product lines and a decrease in material and logistics costs due to more efficiencies in the supply chain. The increase was partially offset by higher sales programs. The increase in gross profit includes an unfavourable foreign exchange rate variation of $38 million.

BRP Inc.	Management’s Discussion and Analysis	17

Marine

Revenues

The decrease in revenues from the Marine segment was mainly attributable to a lower volume due to softening consumer demand, a longer production ramp-up following the introduction of new products and supply chain issues, as well as higher sales programs. The decrease was partially offset by favourable pricing. The decrease includes a favourable foreign exchange rate variation of $8 million.

Gross Profit

The decrease in gross profit and gross profit margin percentage were the result of a lower volume sold, as highlighted above, higher commodities and labour costs due to production inefficiencies, and higher sales programs. The decrease was partially offset by favourable pricing.

Geographical Trends for the twelve-month period ended January 31, 2024

Revenues

Revenues by geography (in millions of Canadian dollars)	Twelve-month periods ended		Variance ($)	Variance (%)
	January 31, 2024	January 31, 2023

Revenues ($)

United States	$6,242.2	$6,029.7	$212.5	3.5%

Canada	1,609.8	1,556.4	53.4	3.4%

International	2,515.0	2,447.3	67.7	2.8%

Total Revenues ($)	$10,367.0	$10,033.4

Revenues (%)

United States	60.2%	60.1%	N/A	10bps

Canada	15.5%	15.5%	N/A	-

International	24.3%	24.4%	N/A	(10bps)

Total Revenues (%)	100.0%	100.0%

United States

The increase in revenues from the United States was primarily due to the higher volume of Year-Round Products sold, as well as favourable product mix and pricing across all product lines, partially offset by a lower volume of Seasonal Products sold and higher sales programs. The increase includes a favourable foreign exchange impact of $137 million.

Canada

The increase in revenues from Canada was primarily due to a higher volume of Year-Round Products sold, as well as favourable product mix and pricing across all product lines, partially offset by a lower volume of Seasonal Products sold and higher sales programs.

International

The increase in revenues from International was primarily due to a favourable product mix and pricing across all product lines, partially offset by a lower volume sold and higher sales programs. The increase includes a favourable foreign exchange impact of $50 million.

BRP Inc.	Management’s Discussion and Analysis	18

Assessment of the Company’s performance against its Fiscal 2024 guidance

On March 23, 2023, the Company issued its full annual guidance for the year ending January 31, 2024. The guidance was revised quarterly, with the Company’s final guidance being issued on November 30, 2023, to adjust the revenues, the normalized EBITDA [1], the normalized effective tax rate [1], the normalized earnings per share – diluted [1] and the net income. The following table provides a comparison of the Company’s performance reported for the year ended January 31, 2024, against the issued and revised guidance for this year:

	Target for Fiscal 2024 (compared to Fiscal 2023
	As issued on March 23, 2023	As revised on November 30, 2023	Results for Fiscal 2024 (compared to Fiscal 2023)
Revenues	Increase 9% to 12%	Increase 4% to 5%	Increase of 3%	Slightly below

Normalized EBITDA [1]	Increase 9% to 13%	Flat to 2%	Decrease of 0.4%	Slightly below

Normalized effective tax rate [1]	24.5% to 25.5%	24.0% to 24.5%	23.6%	Slightly below

Normalized earnings per share - diluted [1]	$12.25 to $12.75	$11.10 to $11.35	$11.11	As expected

Net income	$985 million to $1,025 million	$740 million to $765 million	$745 million	As expected

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	19

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three- and twelve-month periods ended January 31, 2024, were as follows:

	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023
U.S. dollars (CA$/US$)	1.3524	1.3485	1.3495	1.3083
Euro (CA$/€)	1.4702	1.4191	1.4608	1.3720
The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:
		January 31, 2024		January 31, 2023
U.S. dollars (CA$/US$)		1.3387		1.3333
Euro (CA$/€)		1.4530		1.4476

When comparing the operating income and the income before income tax for the three- and twelve-month periods ended January 31, 2024, the impacts of foreign exchange fluctuations were as follows:

(in millions of Canadian dollars)	Foreign exchange (gain) loss
	Three-month period	Twelve-month period
Revenues	$(4.0)	$(186.7)
Cost of sales	16.3	227.2
Impact of foreign exchange fluctuations on gross profit	12.3	40.5
Operating expenses	5.9	56.4
Impact of foreign exchange fluctuations on operating income	18.2	96.9
Long-term debt	(40.9)	(82.2)
Net financing costs	0.2	6.0
Impact of foreign exchange fluctuations on income before income taxes	$(22.5)	$20.7

BRP Inc.	Management’s Discussion and Analysis	20

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities, Term Facility, Term Loans and Bank Overdraft.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity for the twelve-month periods ended January 31, 2024 and 2023 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023
Net cash flows generated from operating activities	$1,658.1	$649.5

Net cash flows used in investing activities	(574.9)	(853.4)

Net cash flows generated from (used in) financing activities	(796.8)	190.3

Effect of exchange rate changes on cash and cash equivalents	3.1	(49.9)
Net increase (decrease) in cash and cash equivalents	289.5	(63.5)

Cash and cash equivalents at beginning of period	202.3	265.8
Cash and cash equivalents at end of period	$491.8	$202.3

Free cash flow [1]	$1,072.3	$(9.9)

Net Cash Flows Generated from Operating Activities

A summary of cash flows from operating activities for the twelve-month periods ended January 31, 2024 and 2023 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023
Net income	$744.5	$865.4

Non-cash and non-operating items	941.6	822.0

Changes in working capital	228.2	(689.3)

Income taxes paid, net of refunds	(256.2)	(348.6)
Net cash flows generated from operating activities	$1,658.1	$649.5

Net cash flows generated from operating activities totalled $1,658.1 million for the twelve-month period ended January 31, 2024 compared to $649.5 million for the twelve-month period ended January 31, 2023. The $1,008.6 million increase in net cash flows generated was mainly due to favourable changes in working capital and lower income taxes paid. The lower investment in working capital was primarily attributable to the significant investments in working capital that were required during Fiscal 2023 to maintain production levels as a result of challenges in the supply chain, which were no longer necessary during Fiscal 2024. The increase in net cash flows generated were partially offset by lower profitability.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	21

Net Cash Flows Used in Investing Activities

A summary of cash flows from investing activities for the twelve-month periods ended January 31, 2024 and 2023 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023

Additions to property, plant and equipment	$(548.4)	$(601.0)

Additions to intangible assets	(37.4)	(58.4)

Business combinations, net of acquired cash	—	(208.2)

Other	10.9	14.2
Net cash flows used in investing activities	$(574.9)	$(853.4)

Net cash flows used in investing activities totalled $574.9 million for the twelve-month period ended January 31, 2024 compared to $853.4 million for the twelve-month period ended January 31, 2023. The $278.5 million decrease in net cash flows used was mostly explained by lower investments in business combinations and property, plant and equipment compared to the twelve-month period ended January 31, 2023.

Net Cash Flows Generated from (Used in) Financing Activities

A summary of cash flows from financing activities for the twelve-month periods ended January 31, 2024 and 2023 is presented below:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023

Repurchase of subordinate voting shares	$(446.2)	$(305.5)

Dividends paid	(55.6)	(50.8)

Repayment of long-term debt	(58.2)	(251.9)

Interest paid	(167.6)	(100.7)

Issuance of long-term debt	—	920.9

Increase (decrease) in bank overdraft	(29.0)	29.0

Other	(40.2)	(50.7)
Net cash flows generated from (used in) financing activities	$(796.8)	$190.3

Net cash flows used in financing activities totalled $796.8 million for the twelve-month period ended January 31, 2024 compared to net cash flows generated from financing activities in the amount of $190.3 million for the twelve-month period ended January 31, 2023. The $987.1 million increase in net cash flows used was mainly attributable to the issuance of new long-term debt in the twelve-month period ended January 31, 2023, a repayment of the amount drawn on bank overdraft, an increase in the interest paid and an increase in the repurchases of subordinate voting shares. The increase was partially offset by a reduction in the repayment of long-term debt for the twelve-month period ended January 31, 2024.

BRP Inc.	Management’s Discussion and Analysis	22

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at January 31, 2024:

(in millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount

Trade payables and accruals	$1,450.4	$—	$—	$—	$1,450.4

Long-term debt (including interest)	218.7	492.1	1,035.7	2,176.4	3,922.9

Lease liabilities (including interest)	52.6	82.2	40.0	36.2	211.0

Derivative financial instruments	6.1	1.7	—	—	7.8

Other financial liabilities	39.8	31.2	1.1	31.0	103.1

Total	$1,767.6	$607.2	$1,076.8	$2,243.6	$5,695.2

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	23

Capital Resources

Revolving Credit Facilities

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

Currency	Applicable Interest Rates
U.S. dollars at either	◾ Term SOFR plus 1.45% to 3.00% per annum; or ◾ U.S. Base Rate plus 0.45% to 2.00% per annum; or ◾ U.S. Prime Rate plus 0.45% to 2.00% per annum;
Canadian dollars at either	◾ Bankers’ Acceptance plus 1.45% to 3.00% per annum; or ◾ Canadian Prime Rate plus 0.45% to 2.00% per annum
Euros	◾ EURIBOR plus 1.45% to 3.00% per annum

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at January 31, 2024, the cost of borrowing under the Revolving Credit Facilities was as follows:

Currency	Cost of Borrowing
U.S. dollars at either	◾ Term SOFR plus 1.45% per annum; or ◾ U.S. Base Rate plus 0.45% per annum; or ◾ U.S. Prime Rate plus 0.45% per annum;
Canadian dollars at either	◾ Bankers’ Acceptance plus 1.45% per annum; or ◾ Canadian Prime Rate plus 0.45% per annum
Euros	◾ EURIBOR plus 1.45% per annum

As at January 31, 2024, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

As at January 31, 2024 and January 31, 2023, the Company had contracted the following indebtedness:

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023
Bank overdraft	$—	$29.0

Issued letters of credit under the Revolving Credit Facilities	33.8	33.5

Other outstanding letters of credit	5.8	6.0

BRP Inc.	Management’s Discussion and Analysis	24

Term Facility

On March 10, 2023, the Company amended its Term Loan B-1 by replacing the LIBOR references with SOFR references, with all other conditions remaining the same. On October 4, 2023, the Company repriced its Term Loan B-2, which reduced the cost of borrowing by 0.75%, with all other conditions remaining the same. The Company incurred transactions costs of $0.9 million, which have been recorded in financing costs.

On January 22, 2024, the Company refinanced its Term Loan B-1, reducing the outstanding amount to U.S. $465.7 million and taking on a new Term Loan B-3 of U.S $1,000 million. This new tranche has an extended maturity date of January 22, 2031 and a cost of borrowing of Term SOFR plus 2.75%. The Company incurred transactions costs of $10.0 million, which have been incorporated into the carrying amount of the Term Loan B-3 and are amortized over its expected life using the effective interest rate method.

As at January 31, 2024, the cost of borrowing under the Term Loan was as follows:

Loan	Cost of Borrowing
Term Loan B-1	◾ Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or ◾ U.S. Base Rate plus 1.00%; or ◾ U.S. Prime Rate plus 1.00%
Term Loan B-2	◾ Term SOFR plus 2.75% per annum, with a Term SOFR floor of 0.50%
Term Loan B-3	◾ Term SOFR plus 2.75% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $18.9 million ($25.5 million) during the twelve-month period ended January 31, 2024. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2024 and 2023, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

During the twelve-month period ended January 31, 2024, the Company entered into an unsecured loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €2.3 million ($3.3 million) with an interest rate varying between 1.00% to 4.53% with maturity dates varying from March 2027 to December 2027.

As at January 31, 2024, the Company had €109.1 million ($153.4 million) outstanding under its Austrian term loans bearing interest at a range between 0.87% to 5.14% and maturing between March 2024 to December 2030.

Lease Liabilities

As at January 31, 2024, the contractual obligations in relation to assets recognized under lease agreements amounted to $211.0 million ($219.7 million as at January 31, 2023).

BRP Inc.	Management’s Discussion and Analysis	25

Normal Course Issuer Bid Program

On November 30, 2023, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,231,999 of its outstanding subordinate voting shares over a twelve-month period commencing on December 5, 2023 and ending no later than December 4, 2024 (the “Current NCIB”).

During the twelve-month period ended January 31, 2024, the Company repurchased for cancellation 885,200 subordinate voting shares for a total consideration of $79.1 million under the Current NCIB. In addition, during the same period, the Company continued its share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2023 (the “Previous NCIB” as defined hereafter) and repurchased for cancellation 3,519,398 subordinate voting shares, the total allowable under the program, for total consideration of $367.1 million. For the twelve-month period ended January 31, 2024, the Company repurchased a total of 4,404,598 subordinate voting shares for a total consideration of $446.2 million.

On November 30, 2022, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,519,398 of its outstanding subordinate voting shares (“Previous NCIB”) and no shares were purchased during the year ended January 31, 2023 under the Previous NCIB.

Secondary offering

On January 26, 2024, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 2,000,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 171,428 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 2,171,428 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.9 million of fees and expenses related to this secondary offering.

Dividend

On March 27, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.21 per share for holders of its multiple and subordinate voting shares. The dividend will be paid on April 22, 2024 to shareholders of record at the close of business on April 8, 2024.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	26

Consolidated Financial Position

The following table reflects the main variances that have occurred in the Company’s audited consolidated statements of financial position between January 31, 2024 and January 31, 2023, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$656.3	$655.0	$1.3	$(7.4)	$(6.1)	Variance is not material.
Inventories	2,155.6	2,290.1	(134.5)	(0.3)	(134.8)	Mostly explained by a lower work in progress inventory and raw material, partially offset by higher finished product inventory for upcoming deliveries.
Property, plant and equipment	2,004.3	1,810.4	193.9	(0.3)	193.6	Mostly explained by continued capacity investments in property, plant and equipment.
Trade payables and accruals	1,450.4	1,548.2	(97.8)	(0.8)	(98.6)	Mostly explained by improvements in supplier payments and by lower compensation benefits.
Provisions	915.2	665.2	250.0	(5.1)	244.9	Mostly explained by higher sales programs.
Deferred revenues	203.1	226.8	(23.7)	(0.4)	(24.1)	Mostly explained by recognition of revenue.
Long-term debt, including current portion	2,763.1	2,790.2	(27.1)	(10.8)	(37.9)	Mostly explained by repayments of long-term debt.
Employee future benefit liabilities	156.3	158.0	(1.7)	(0.5)	(2.2)	Variance is not material.

BRP Inc.	Management’s Discussion and Analysis	27

Post-Employment Benefits

The Company sponsors defined contribution retirement plans to a majority of its employees and sponsors non-contributory defined benefit plans that provide for pensions and other post-retirement benefits to certain employees mainly located in Canada and Austria.

In Canada, the Company’s defined benefit pension plans coverage are mainly related to pension benefits for its executive employees and life insurance benefits and healthcare benefits to executive and certain eligible employees. Additionally, the Company retained defined benefit obligations with certain active and former Canadian employees for services rendered prior to 2005.

In Austria, the Company’s defined benefit pension plan coverage is related to a lump sum retirement indemnity plan and a defined benefit plan.

A summary of the carrying amounts of employee future benefit liabilities and the discount rates used to establish their carrying amounts for the last two fiscal years were as follows, as at:

(in millions of Canadian dollars)	January 31, 2024			January 31, 2023
	Canada	Foreign	Total	Canada	Foreign	Total

Employee future benefit liabilities	$50.2	$106.1	$156.3	$55.1	$102.9	$158.0

Discount rate	5.05%	3.48%		4.95%	3.56%

Compensation increase	3.00%	3.00%		3.00%	3.00%

The Company’s liabilities related to defined benefit obligations are highly dependent on prevailing actual and future discount rates, future compensation increases and participant longevity. An increase or decrease of those factors could increase or decrease significantly the employee future benefit liabilities and future cash contributions. In Fiscal 2023, the Company purchased qualifying annuity buy-in insurance contracts on behalf of certain defined benefit plans as a mechanism to reduce pension plan risk. The following table presents the impact on the employee future benefit liabilities as at January 31, 2024 of reasonable possible changes of the respective assumptions, while holding all other assumptions constant:

Increase (Decrease) of the employee future benefit liabilities
Discount rate

Impact of a 0.5% increase	$(23.9)

Impact of a 0.5% decrease	26.2
Expected rate of compensation increase

Impact of a 0.5% increase	4.6

Impact of a 0.5% decrease	(4.3)
Participant longevity

Impact of a 1 year increase	7.4

Impact of a 1 year decrease	(7.2)

The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $15.2 million to all defined benefit pension plans for the year ending January 31, 2025.

The pension expense incurred by the Company for its defined benefit and defined contribution pension plans was $66.1 million and $62.6 million for the years ended January 31, 2024 and January 31, 2023, respectively, of which 5.7% and 8.3% is related to current service costs under defined benefit plans.

BRP Inc.	Management’s Discussion and Analysis	28

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe and Australia. In the second quarter of the fiscal year ending January 31, 2024, the Company and Huntington entered into the “Second Amended and Restated Wholesale Financing Program Agreement for Canada and the United States” (Amended Financing Program), which extended the term of their original agreement until January 31, 2028, under similar pricing terms and conditions, as well as consolidated all recent amendments in one agreement. For most of the contracts with Wells Fargo, the maximum commitment period was up to March 26, 2025, but on November 21, 2023 the Company signed an extension to January 31, 2026. On October 23, 2023, Wells Fargo announced that they were discontinuing operations in Australia and New Zealand, and would not continue with the dealer financing agreement in Australia and New Zealand. However, Wells Fargo will continue to honor the agreement until October 23, 2024, at which point the Company will need to find another financing partner. At this time, the Company has identified potential financing partners for that region and has initiated discussions to replace Wells Fargo in a timely manner.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $2,394.0 million and $9,820.2 million for the three- and twelve-month periods ended January 31, 2024, compared to $2,486.7 million and $8,349.6 million for the three- and twelve-month periods ended January 31, 2023. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $3,469.2 million and $2,674.0 million as at January 31, 2024, and January 31, 2023, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	January 31, 2024	January 31, 2023

Total outstanding	CAD	$3,469.2	$2,674.0

United States	USD	$1,877.6	$1,480.6

Canada	CAD	$727.1	$472.1

Europe	EUR	€ 66.1	€ 63.3

Australia and New Zealand	AUD	$150.1	$145.0

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $75.3 million and $217.6 million for the three- and twelve-month periods ended January 31, 2024 compared to $11.4 million and $67.4 million for the three- and twelve-month periods ended January 31, 2023. The increase was mainly due to higher dealer inventory, combined with higher interest rates.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies.

BRP Inc.	Management’s Discussion and Analysis	29

The combined maximum obligation is generally within a range of:

i) U.S. $14.0 million ($18.7 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements ($19.3 million as at January 31, 2024) and;

ii) U.S. $25.0 million ($33.5 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($284.7 million as at January 31, 2024).

As such, the maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $304.0 million as at January 31, 2024 and $186.4 million as at January 31, 2023.

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three- and twelve-month periods ended January 31, 2024 and 2023.

Substantially completed units financing

The Amended Financing Program provides for the financing of the substantially completed units shipped at the Company’s dealers (“Substantially Completed Units”). The financing of those Substantially Completed Units is limited by certain financial thresholds. Under this program, the Company’s dealers are required to comply with thresholds regarding the Substantially Completed Units shipped at the Company’s dealers.

The Company did not have any Substantially Completed Units in its network as at January 31, 2024, in compliance with its requirements.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	30

Transaction Between Related Parties

Transactions with Key Management Personnel

Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are the directors and the executive officers listed in the Annual Information Form of the Company dated March 27, 2024, and available on SEDAR+ at www.sedarplus.ca.

The Company incurred the following benefit expenses in relation with key management personnel:

	Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2024	January 31, 2023

Current remuneration	$8.2	$19.4

Post-employment benefits	1.0	1.4

Termination benefits	—	—

Stock-based compensation expense	8.9	9.7
Total	$18.1	$30.5

Transactions with a Principal Shareholder

On January 26, 2024, Bain Capital completed a secondary offering of 2,000,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 171,428 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 2,171,428 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.9 million of fees and expenses related to this secondary offering.

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.4 million as at January 31, 2024 and $22.7 million as at January 31, 2023, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2024.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

BRP Inc.	Management’s Discussion and Analysis	31

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position, and in the consolidated statements of cash flows presented in the Company’s audited consolidated financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated positions.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with Huntington and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with Huntington and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the Term SOFR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	32

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	33

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022

Net income	$188.2	$365.1	$744.5	$865.4	$794.6

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(97.5)	(56.6)	10.8	92.4	(13.3)

Cybersecurity incident costs [2]	—	2.2	—	25.5	—

(Gain) loss on NCIB	—	—	(4.8)	(1.8)	21.3

Past service costs [3]	—	4.3	—	4.3	—

Impairment charge [4]	116.3	—	116.3	—	—

Costs related to business combinations [5]	3.8	2.6	15.6	8.3	9.9

Border crossing costs [6]	—	—	6.2	—	—

Evinrude outboard engine exit costs [7]	—	—	15.0	—	0.4

Gain on lease termination [8]	—	—	—	—	(8.7)

Transaction costs on long-term debt [9]	2.7	1.0	22.7	1.0	44.3

Other elements [10]	5.8	(5.1)	7.4	(3.2)	3.8

Income tax adjustment [1] [11]	(31.3)	(4.3)	(60.3)	(15.2)	(5.8)
Normalized net income [1]	188.0	309.2	873.4	976.7	846.5

Normalized income tax expense [1]	71.7	96.3	269.9	315.7	287.9

Financing costs adjusted [1]	47.2	36.5	186.4	113.9	63.4

Financing income adjusted [1]	(2.9)	(1.4)	(11.8)	(4.2)	(3.8)

Depreciation expense adjusted [1]	100.5	87.4	381.7	304.2	268.1

Normalized EBITDA [1]	$404.5	$528.0	$1,699.6	$1,706.3	$1,462.1

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.

[3]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	During the twelve-month period ended January 31, 2024, the Company recorded an impairment charge of $116.3 million related to its Marine segment.

[5]	Transaction costs and depreciation of intangible assets related to business combinations.

[6]

During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[7]	The Company incurred idle costs, other exit costs and impaired service parts inventory related to its Evinrude outboard engine production.

[8]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.

[9]

Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024, and prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2 in Fiscal 2022.

[10]

Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.

[11]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	34

The following table presents the reconciliation of net cash flows generated from operating activities to free cash flow [1].

(millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2024	January 31, 2023

Net cash flows generated from operating activities	$1,658.1	$649.5

Additions to property, plant and equipment	(548.4)	(601.0)

Additions to intangible assets	(37.4)	(58.4)

Free cash flow [1]	$1,072.3	$(9.9)

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	35

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022
Depreciation expense reconciliation
Depreciation expense	$103.1	$90.0	$391.7	$310.4	$273.6
Depreciation of intangible assets related to business combinations	(2.6)	(2.6)	(10.0)	(6.2)	(4.1)
Evinrude outboard engine wind-down [2]	—	—	—	—	(1.4)
Depreciation expense adjusted	$100.5	$87.4	$381.7	$304.2	$268.1
Income tax expense reconciliation
Income tax expense	$40.4	$92.0	$209.6	$300.5	$282.1
Income tax adjustment [3]	31.3	4.3	60.3	15.2	5.8
Normalized income tax expense [1]	$71.7	$96.3	$269.9	$315.7	$287.9
Financing costs reconciliation
Financing costs	$49.9	$37.5	$209.3	$114.8	$128.9
Transaction costs on long-term debt [4]	(2.7)	(1.0)	(22.7)	(0.9)	(44.3)
Loss on NCIB	—	—	—	—	(21.3)
Other	—	—	(0.2)	—	0.1
Financing costs adjusted	$47.2	$36.5	$186.4	$113.9	$63.4
Financing income reconciliation
Financing income	$(2.9)	$(1.4)	$(16.6)	$(6.0)	$(3.8)
Gain on NCIB	—	—	4.8	1.8	—
Financing income adjusted	$(2.9)	$(1.4)	$(11.8)	$(4.2)	$(3.8)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$188.0	$309.2	$873.4	$976.7	$846.5
Non-controlling interests	0.3	0.2	(1.1)	(1.5)	(0.7)
Weighted average number of shares - basic	75,475,831	78,812,364	77,166,505	79,382,008	82,973,284
Normalized EPS - basic [1]	$2.50	$3.93	$11.30	$12.29	$10.19
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$188.0	$309.2	$873.4	$976.7	$846.5
Non-controlling interests	0.3	0.2	(1.1)	(1.5)	(0.7)
Weighted average number of shares - diluted	76,667,383	80,402,213	78,523,790	80,946,102	85,259,520
Normalized EPS - diluted [1]	$2.46	$3.85	$11.11	$12.05	$9.92

[1]	See “Non-IFRS Measures” section.

[2]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

[4]

Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024, and prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2 in Fiscal 2022.

BRP Inc.	Management’s Discussion and Analysis	36

Summary of Consolidated Quarterly Results

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2024	2023	2023	2023	2023	2022	2022	2022
(millions of Canadian dollars, except per share and gross profit data)	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2023

Revenues by category

Powersports

Year-Round Products	$1,363.9	$1,180.6	$1,461.6	$1,333.3	$1,254.8	$1,279.8	$1,358.1	$934.4

Seasonal Products	952.6	868.7	897.5	691.9	1,319.5	1,020.9	691.2	408.7

Powersports PA&A and OEM Engines	291.0	314.5	294.2	284.9	378.1	297.5	257.3	343.5

Marine	84.3	104.0	124.7	119.3	123.9	111.1	131.9	122.7
Total Revenues	2,691.8	2,467.8	2,778.0	2,429.4	3,076.3	2,709.3	2,438.5	1,809.3
Gross profit	652.8	627.4	697.6	623.5	787.6	654.7	602.7	454.4

As a percentage of revenues	24.3%	25.4%	25.1%	25.7%	25.6%	24.2%	24.7%	25.1%

Net income	188.2	63.1	338.7	154.5	365.1	141.6	237.7	121.0

Normalized EBITDA [1]	404.5	444.9	473.1	377.1	528.0	487.9	418.3	272.1

Normalized net income [1]	188.0	238.0	255.4	192.0	309.2	292.5	237.9	137.1

Basic EPS	$2.50	$0.82	$4.34	$1.96	$4.64	$1.79	$3.00	$1.49

Diluted EPS	2.46	0.81	4.26	1.92	4.54	1.76	2.94	1.46

Normalized EPS - basic [1]	2.50	3.11	3.27	2.43	3.93	3.71	3.00	1.69

Normalized EPS - diluted [1]	2.46	3.06	3.21	2.38	3.85	3.64	2.94	1.66

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	37

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2024	2023	2023	2023	2023	2022	2022	2022
(millions of Canadian dollars)	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2023

Net income	$188.2	$63.1	$338.7	$154.5	$365.1	$141.6	$237.7	$121.0
Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(97.5)	142.1	(77.6)	43.8	(56.6)	133.0	(0.1)	16.1

Cybersecurity incident costs [2]	—	—	—	—	2.2	23.3	—	—

Gain on NCIB	—	(1.6)	(3.2)	—	—	—	—	(1.8)

Past service costs [3]	—	—	—	—	4.3	—	—	—

Impairment charge [4]	116.3	—	—	—	—	—	—	—

Costs related to business combinations [5]	3.8	5.2	1.7	4.9	2.6	3.6	1.0	1.1

Border crossing crisis [6]	—	6.2	—	—	—	—	—	—

Exit costs [7]	—	15.0	—	—	—	—	—	—

Transaction costs on long-term debt [8]	2.7	20.0	—	—	—	—	—	—

Other elements [9]	5.8	1.4	—	0.2	(4.1)	0.8	(0.2)	1.3

Income tax adjustment [1][10]	(31.3)	(13.4)	(4.2)	(11.4)	(4.3)	(9.8)	(0.5)	(0.6)
Normalized net income [1]	188.0	238.0	255.4	192.0	309.2	292.5	237.9	137.1
Normalized income tax expense [1]	71.7	65.4	80.2	52.6	96.3	87.6	82.5	49.3
Financing costs adjusted [1]	47.2	47.9	47.2	44.1	36.5	33.3	27.6	16.5
Financing income adjusted [1]	(2.9)	(4.5)	(2.9)	(1.5)	(1.4)	(0.3)	(1.5)	(1.0)
Depreciation expense adjusted [1]	100.5	98.1	93.2	89.9	87.4	74.8	71.8	70.2
Normalized EBITDA [1]	$404.5	$444.9	$473.1	$377.1	$528.0	$487.9	$418.3	$272.1

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.

[3]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	During the twelve-month period ended January 31, 2024, the Company recorded an impairment charge of $116.3 million related to its Marine segment.

[5]	Transaction costs and depreciation of intangible assets related to business combinations.

[6]

During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[7]	The Company impaired service parts inventory related to its Evinrude outboard engine production.

[8]	Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1.

[9]

Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.

[10]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	38

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the twelve-month periods ended January 31, 2024, and January 31, 2023, has been determined based on the audited consolidated financial statements and related notes issued on March 27, 2024. The selected consolidated financial information set out below for the twelve-month period ended January 31, 2022, has been determined based on the audited consolidated financial statements and related notes issued on March 22, 2023. The selected quarterly consolidated financial information set out below has been determined based on the annual audited consolidated financial statements and related notes issued on March 27, 2024 and from the third-quarter unaudited consolidated financial statements and related notes issued on November 29, 2023. All of these documents are available on SEDAR+ at www.sedarplus.ca.

Net Income Data

(in millions of Canadian dollars)	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022

Revenues by category

Powersports

Year-Round Products	$1,363.9	$1,254.8	$5,339.4	$4,827.1	$3,467.5

Seasonal Products	952.6	1,319.5	3,410.7	3,440.3	2,524.1

Powersports PA&A and OEM Engines	291.0	378.1	1,184.6	1,276.4	1,143.5
Marine	84.3	123.9	432.3	489.6	512.8
Total Revenues	2,691.8	3,076.3	10,367.0	10,033.4	7,647.9
Cost of sales	2,039.0	2,288.7	7,765.7	7,534.0	5,515.7
Gross profit	652.8	787.6	2,601.3	2,499.4	2,132.2

As a percentage of revenues	24.3%	25.6%	25.1%	24.9%	27.9%
Operating expenses

Selling and marketing	117.6	117.8	480.0	433.8	393.9

Research and development	122.7	121.0	441.5	367.7	289.8

General and administrative	114.9	121.8	380.2	341.1	271.0

Other operating expenses (income)	2.8	(9.9)	26.3	(10.3)	(9.5)

Impairment charge	116.3	—	116.3	—	—
Total operating expenses	474.3	350.7	1,444.3	1,132.3	945.2
Operating income	178.5	436.9	1,157.0	1,367.1	1,187.0
Net financing costs	47.0	36.0	192.7	108.8	125.1
Foreign exchange (gain) loss on long-term debt	(97.1)	(56.2)	10.2	92.4	(14.8)
Income before income taxes	228.6	457.1	954.1	1,165.9	1,076.7

Income tax expense	40.4	92.0	209.6	300.5	282.1
Net income	$188.2	$365.1	$744.5	$865.4	$794.6
Attributable to shareholders	$188.5	$365.3	$743.4	$863.9	$793.9
Attributable to non-controlling interest	$(0.3)	$(0.2)	$1.1	$1.5	$0.7

Normalized EBITDA [1]	$404.5	$528.0	$1,699.6	$1,706.3	$1,462.1

Normalized net income [1]	$188.0	$309.2	$873.4	$976.7	$846.5

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	39

Other Financial Data

(in millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022

Weighted average number of shares – basic	75,475,831	78,812,364	77,166,505	79,382,008	82,973,284

Weighted average number of shares – diluted	76,667,383	80,402,213	78,523,790	80,946,102	85,259,520

EPS - basic	$2.50	$4.64	$9.63	$10.88	$9.57

EPS - diluted	2.46	4.54	9.47	10.67	9.31

Normalized EPS – basic [1]	2.50	3.93	11.30	12.29	10.19

Normalized EPS – diluted [1]	2.46	3.85	11.11	12.05	9.92

Declared dividends per share	$0.18	$0.16	$0.72	$0.64	$0.52

[1] See “Non-IFRS Measures” section.

Financial Position data

As at (in millions of Canadian dollars)	January 31, 2024	January 31, 2023	January 31, 2022

Cash and cash equivalents	$491.8	$202.3	$265.8
Working capital	1,023.7	897.3	48.7
Property, plant and equipment	2,004.3	1,810.4	1,441.9
Total assets	6,775.5	6,464.6	5,030.9
Total non-current financial liabilities	2,912.1	2,942.8	2,088.9
Total liabilities	5,961.6	5,924.5	5,163.7
Total equity	813.9	540.1	(132.8)
Long-term debt	2,763.1	2,790.2	2,040.5

BRP Inc.	Management’s Discussion and Analysis	40

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on the annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

BRP Inc.	Management’s Discussion and Analysis	41

Estimating Provisions for Regular Product Warranty, Product Liability and Sales Program

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

BRP Inc.	Management’s Discussion and Analysis	42

Future Accounting Changes

Non-current liabilities with covenants (amendments to IAS 1)

In January 2020, the IASB issued an amendment to IAS 1 - Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date.

The amendments will become effective for the Company’s fiscal year beginning on February 1, 2024. The Company is assessing the potential impact of these amendments.

Lack of exchangeability (amendments to IAS 21)

In August 2023, the IASB published amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendment provides further clarity on the specific indicators for when a currency is exchangeable or not, which exchange rate should be applied when a currency is not exchangeable and requires disclosures of additional information when a currency is not exchangeable.

The amendments will become effective for the Company’s fiscal year beginning on February 1, 2025. The Company is assessing the potential impact of these amendments.

Other standards or amendments

The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

BRP Inc.	Management’s Discussion and Analysis	43

Environmental, Social and Governance

The Company is committed to Corporate Social Responsibility (“CSR”) and more specifically to the environment, product safety, health and safety, social well-being and economic prosperity everywhere it operates. The Company recognizes that these factors are fundamental to its growth and success.

In April 2022, the Company announced its commitment to take CSR even further with the launch of its new CSR25 program, which fosters value creation around three main pillars: Environment, Social and Governance. The CSR25 Program includes objectives that focus on the Company’s employees, communities, operations and products, which have been specifically assigned to senior executives to make optimal use of their unique expertise, and are broken down as follows:

●	Reduce the carbon footprint relating to products and operations.
●	Ensure a positive and sustainable impact in communities and the daily lives of employees.
●	Continue to make sound strategic decisions, maintain high ethical standards and conduct operations in a sustainable manner.

The Board of Directors of the Company is the ultimate steward of ESG matters and it has established clear lines of authority and oversight at the committee levels, as detailed below:

●

The Nominating, Governance and Social Responsibility Committee (“NGSRC”) has been delegated the authority to annually review and assess the Company’s policies and practices with respect to its CSR25 Program; and

●

The Audit committee has been delegated the authority to oversee any CSR/ESG-related disclosure documents and the controls in place to assess the adequacy and completeness of the financial information contained therein.

In addition to the oversight by the Board and its committees, the Executive Management team along with the dedicated team of CSR professionals (“CSR team”) have established a CSR governance framework which engages proactively and regularly with relevant stakeholders at all levels of the organization. They have also implemented internal working groups aimed at overseeing specific elements of the CSR strategy and at deploying efficient programs and initiatives within various business units. The CSR team receives updates on the advancement of the work against the program’s priorities from the senior executives and internal working groups to whom such priorities were assigned, and it has the responsibility to report regularly on such progress to the Executive Management team as well as quarterly to the Board.

On June 26, 2023, the International Sustainability Standards Board (“ISSB”) issued its inaugural standards - IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” and IFRS S2 “Climate Related Disclosures”. IFRS S1 sets out overall disclosure requirements that have been designed to help guide companies in disclosing information about their sustainability-related risks and opportunities in a way that is useful for investors. IFRS S2 sets out specific climate-related disclosures and is to be used in tandem with IFRS S1. The Company is currently in the process of assessing the impacts of these standards on its external disclosures.

For full details about BRP’s CSR25 program, its initiatives, and the most recent CSR report please visit the Corporate Social Responsibility section at (www.brp.com). For greater certainty, the CSR reports and any information therein as well as any information on the CSR program available on the Company’s website are not part of this MD&A and are not incorporated by reference herein.

BRP Inc.	Management’s Discussion and Analysis	44

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and

●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2024, that the Company’s disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2024, that the Company’s internal control over financial reporting was effective.

Our internal control over financial reporting as of January 31, 2024 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2024. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2024.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2024, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

BRP Inc.	Management’s Discussion and Analysis	45

RISK FACTORS

The risks and uncertainties described in this MD&A are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material, the Company’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the Subordinate Voting Shares could be materially and adversely affected.

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Volatility in economic conditions may negatively affect disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, inflation, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, tariffs. Natural disasters, acts of terrorism, epidemic or pandemic outbreaks, or other similar events, could also reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected. Further, continued macroeconomic uncertainties may cause declines in the price of the Subordinate Voting Shares or result in shareholder grievance or activism. Finally, the risk of recession in one or several of the countries where the Company operates remains, notably in light of elevated interest rates and heightened inflation, and could have an adverse impact on the Company’s net earnings, financial position or cash flows.

Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability and that of the Company as a whole. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, there can be no assurance that the perceptions of the Company’s customers will not change. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

BRP Inc.	Management’s Discussion and Analysis	46

Other factors may impact the Company’s reputation, including the perception held by the Company’s stakeholders and the industries in which it does business, which can be influenced by the new and evolving set of compliance risks it has been subject to. Indeed, in the last several years, there has been increased scrutiny related to ESG performance requirements, standards and reporting and a corresponding increase in the risk of damage to the Company’s reputation and the value of its brands if the Company fails to act responsibility or comply with regulatory requirements in several areas, such as safety and security, environmental stewardship and sustainability, climate-change mandated disclosure, diversity, philanthropy and support for local communities and human rights. For instance, in Australia and in Canada, regulations such as the Modern Slavery Act 2018 (Cth) (Commonwealth Act) and the recently adopted Bill S-211, An act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains, require the Company to file public reports on measures they have taken to identify, address and prevent the use of forced labour, prison labour and child labour in their supply chains. Such new regulation illustrates how human rights are increasingly considered as a priority, including from a reporting standpoint, and could expose the Company’s reputation if its disclosure is not at par with its peers. Similarly, with respect to ESG, while the Company has in place programs and commitments and has in the past years publicly announced ambitious ESG goals and commitments as part of its broader CSR25 program, there is no assurance that it will be able to adequately address all ESG pressures and potential requirements to maintain stakeholder confidence and its ability to implement its programs and commitments with respect to ESG is likely to be compared against its peers. In addition, in the last year, there has been an array of new and developing sustainability-related rules that have been adopted and proposed by various regulators and jurisdictions, including the Corporate Sustainability Reporting Directive (CSRD) issued by the European parliament and the Canadian Securities Administrators’ (CSA) proposed National Instrument 51-107 Disclosure of Climate-related Matters, which makes it more complex for the Company to ensure compliance with multiple requirements that may not perfectly converge and to dedicate resources accordingly. Such regulations will also subject the Company to new disclosure requirements, which could result in risks to our reputation or consumer demand for our products if we do not meet the increasingly demanding stakeholder expectations and standards. Further, the Company’s ability to achieve these goals depends on many factors and is subject to many risks, that could cause the Company’s assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, those goals. The failure to achieve its ESG targets, effectively manage and sufficiently report ESG matters, or a perception among key stakeholders that its ESG targets are insufficient, could adversely affect the Company’s reputation and its ability to attract capital from financial institutions and investors incorporating sustainability and ESG considerations as a part of their portfolios or adopting restrictive decarbonization policies (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands”).

The Company has, and is expected to continue to have and incur, indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, indebtedness, including obligations under the Revolving Credit Facilities as well as obligations under the Term Facility. In addition, the Company may incur greater levels of indebtedness as a result of challenging economic or other conditions affecting the Company, including as a result of the seasonality of its business or due to supply chain related disruptions increasing its working capital needs. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition. The Company did however proactively extend the maturity of U.S. $1,000 million of its Term Loan B on January 22, 2024 by 7 years, further increasing its flexibility to operate and invest for the long-term growth of the Company.

BRP Inc.	Management’s Discussion and Analysis	47

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that mainly bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase, as has been experienced over the last year with the significant increase of interest rates which have not yet been reduced. While the Company actively manages its exposure to interest rate fluctuations and enters into interest rate derivatives from time to time, such contracts could limit the exposure to the interest rate increase. Furthermore, the Company does not have interest rate derivative contracts in place for all of its debt instruments and covering their entire maturity profile. As a result, there can be no assurance that the Company’s approach to managing its exposure to interest rate fluctuations will be effective in the future or that the Company will be able to enter into interest rate derivative contracts as deemed necessary on satisfactory terms. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development (see “Risk Factors — The Company may be unable to successfully execute its growth strategy”). In case of decreasing capacity of the Company to generate cash from operations, the eventual recovery of the Company may be delayed due to factors such as the cyclical nature of the Company’s business, the seasonality of certain of its products, and the inventory levels of the Company, and that of its distributors and dealers. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing, fluctuations in interest rates and deterioration of the global economic condition, the impact of global supply chain disruptions, the presence of global tensions and political conflicts, and other macroeconomic conditions) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset purchase transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s Subordinate Voting Shares. If new sources of financing are required, but are unattractive, insufficient, or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine, could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Certain suppliers provide the Company with certain product parts and components. In some instances, the Company also purchases systems, components, raw materials and parts that are derived from a single source, which may represent an increased risk of supply disruptions. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components.

BRP Inc.	Management’s Discussion and Analysis	48

Shortages of key components, such as semiconductors, can also disrupt the Company’s production. For example, the Powersports Products and Marine Products industry faced in the last two years, and continue to face to a lesser extent, a shortage of semiconductors, which has a complex supply chain with long lead times required to increase production and capacity. Such supply chain related disruptions resulted in larger than usual production of substantially completed units awaiting missing components. Moreover, the Company faced, and could continue to face, a risk of production stoppages and slowdowns in several jurisdictions where the Company operates, which could lead to further supply disruptions and delivery delays for the Company. Given this context, the Company was forced to, and expects to continue to a lesser degree, take additional measures to secure its supply chain and maintain its production, including the use of expedited freight or air freight, resulting in additional costs for the Company. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports, disruptions or shutdowns caused by health crises, or loss of or damage to goods while they are in transit or storage, could limit the supply of these raw materials and components. Any prolonged disruption in the supply chain could have a material adverse effect on the Company’s operations or profitability and the insolvency, bankruptcy, financial restructuring or force majeure event of any critical suppliers could result in the Company incurring unrecoverable costs related to the financial work-out or resourcing costs of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts.

As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers, exposing it to concentration risks. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including the continuing deterioration in general economic conditions in Canada, the U.S. and certain other regions where the Company operates, it could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by significant fluctuations in the prices of the raw materials, parts and components it uses, including as experienced as a result of the sustained inflationary environment. In addition, although most of the shortages of key components experienced over the last two years have improved, they have led to, and could continue to lead to, increases in the costs of materials and related price pressures, thereby potentially impacting the Company’s margins. Further, higher energy costs and fuel increases, notably in light of the ongoing military conflict between Russia and Ukraine, can adversely affect the pricing and availability of petroleum-based raw materials such as resins and rubber used in many of the Company’s products. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

The Company’s success depends to a large extent upon its ability to attract and retain skilled employees. There is intense competition for qualified and skilled employees in the labour markets in which the Company operates. The Company must attract, train, and retain many qualified employees while controlling related labour costs and while continuing to promote DE&I principles and practices into its core values. Tighter labour markets, such as those experienced in the previous years and to a lesser extent last year, may continue to make it even more difficult for the Company to hire and retain qualified employees and control labour costs. The Company’s ability to attract qualified employees and control labor costs is subject to numerous external factors, including prevailing wage rates, employee preferences, employment law and regulation, labour relations and immigration policy. The Company’s

BRP Inc.	Management’s Discussion and Analysis	49

ability to reward its employees through bonuses and other incentive programs also depend on the Company’s financial performance, such that it if decreases, employee turnover may increase and be more significant in sectors that have already experienced a decrease in bonuses and other incentive programs due to their past performance. The shift to a hybrid work environment may also negatively impact the Company’s ability to hire, retain and motivate talent and will depend on employee preferences and relative choices of other employers. The ability to retain workforce is also dependent on the Company’s ability to foster an environment that is sustainably safe, respectful, fair and inclusive of everyone and promotes DE&I inside and outside of the business. The Company has been dedicating time and resources to continue to progress on its DE&I journey, which falls within its broader CSR25 Program. The Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition.

In addition, many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes, including notably as a result of the failure to establish, or improper implementation of, an effective succession plan for the CEO, could negatively affect the Company’s ability to develop and pursue its business strategy, or create such perception among key stakeholders, which could materially adversely affect the Company’s business, results of operations or financial condition.

To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The risks to the Company of a pandemic, epidemic or other public health crisis, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the outbreak and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of the Company, impact on workforce productivity and increased medical costs/insurance premiums.

The failure of the Company’s information technology systems, difficulties in the continued implementation of its ERP system or a security breach or cyber-attack could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s information technology systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company also

BRP Inc.	Management’s Discussion and Analysis	50

depends on security measures that these third-party service providers are taking to protect their own systems and infrastructure. If such third-party service providers do not maintain adequate security measures in accordance with contractual requirements, the Company may experience operational difficulties and increased costs, and/or may be the subject of a malware infiltration coming through such third-party service providers. On August 8, 2022, the Company discovered and publicly reported that it was the target of malicious cybersecurity activity, which came through a third-party service provider and resulted in temporary suspensions of the operations (the “August 2022 Breach”). The Company launched an investigation and promptly put in place appropriate measures to ensure the integrity of systems and data, allowing to limit the incident from a data privacy perspective, as well as a recovery plan to minimize the financial consequences of the cyberattack. The Company was able to restore a vast majority of its internal systems from its back-up repositories and precautionary measures were adopted with respect to the limited information that was compromised, including the availability of credit monitoring services. Even if the August 2022 Breach’s impact was ultimately contained, future similar incidents could have an adverse material impact on the Company’s business, operations, and reputation.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. The Company implemented a new ERP system last year, which replaced its previous financial and operating systems in its main operations. The design and implementation of this new ERP system required an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes, and will continue to do so, to a lesser extent, as subsequent phases of the ERP continue to be implemented throughout the organization. The Company may not be able to continue its implementation of its ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to continue the implementation of its ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the operations can be affected and the financial condition, results of operations and cash flows could be negatively impacted. Similarly, as the Company integrates emerging and rapidly evolving technologies such as artificial intelligence (AI) and machine learning into its services or products, it may not be able to anticipate or identify vulnerabilities, design flaws or security threats resulting from the use of such technology and develop adequate protection measures, which could result in financial loss, poor customer experiences and damage to the Company’s reputation. At this time, the Company recognizes the potential of AI if approached with care and security boundaries, and will focus on the opportunities it presents, including system automation and forecasting capabilities, to become a key enabler of future operating efficiencies, while ensuring that it remains within a safe and confined environment and under a specific governance framework with proper policies in place. The Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations. The Company makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. Any security breach of the Company’s IT systems could result in disruptions to its operations, as was the case with the August 2022 Breach, erroneous transactions or reporting, loss of data from research and development activities or the devaluation of intellectual property. The Company has security measures and controls in place to protect personal and business information, and on an ongoing basis, continues to make investments to reinforce secure access to the Company’s information technology network. In addition, despite the Company’s preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or

BRP Inc.	Management’s Discussion and Analysis	51

implement adequate preventive measures. With the increased use of technologies such as the internet to conduct business, the Company is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through hacking or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Further, the work-from-home measures implemented in the last few years present cybersecurity challenges, as the Company’s security and control measures might fail to adapt to a hybrid work environment. While the Company has deployed additional protective measures including advanced threat hunting, real time response and Operational Technology (OT) surveillance services, it is not completely immune from these increasing cybersecurity threats. To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to violations of applicable privacy and other laws, regulatory fines, penalties, additional compliance costs, claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Australia, Austria, Canada, Finland, Germany, Mexico and the United States and maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution centers distribute the Company’s products to its North American dealers; the Company relies on various other locations around the world, including in Australia, Belgium and Finland to serve its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 24.3% of the Company’s total sales in Fiscal 2024 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets, which are expected to continue generating sales growth. Several factors could adversely affect sales growth, including weakened international economic conditions, an outbreak of infectious disease, a pandemic or similar public health threat or the introduction of new trade restrictions such as increased protectionism, changes in free-trade arrangements or retaliatory tariffs and geopolitical events (including the ongoing military conflict between Russia and Ukraine, the Middle-East conflict increasing tensions in the region, the risk that the systematic cargo inspections that were carried out at the U.S.-Mexico border resume, and the potential impacts of the upcoming presidential election in the United States). Pandemics, epidemics, disease outbreaks and other public health crises, such as the COVID-19 pandemic, have disrupted and could disrupt the Company’s business and operations, including as a result of restrictions imposed by several international jurisdictions such as quarantines, business closures and travel restrictions, causing the Company to take temporary measures to suspend or reduce operations at its manufacturing plants and distribution facilities. In Fiscal 2024, the Company did not take additional measures with respect to COVID-19 or any new variants or resurgences of COVID-19 through subsequent waves, other diseases that give rise to similar effects could emerge and cause the introduction of similar restrictions or impositions of new restrictions that could be onerous and although the measures can vary in each jurisdiction where the Company operates, they could still impact the Company’s business and operations given its international scale.

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Additionally, the expansion of the Company’s existing international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

●	increased costs of adapting and certifying products to foreign countries’ laws, rules and regulations;
●

limited acceptability of the Company’s products due to cultural preferences or societal trends (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access to, or the use of, the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”);

●	difficulties in managing and staffing international operations and increased infrastructure and operational costs;
●

different employee/employer relationships and labor legislation including the existence of work councils and labor unions and statutory equity requirements and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions;

●

restricted access to and/or lower levels of use of the internet, or limitations on technology infrastructure, both of which could limit the Company’s ability to migrate international operations to its existing systems, which could result in increased costs;

●

risk of travel advisories or travel restrictions related to the outbreak of contagious illnesses, which could impact the Company’s ability to operate in certain markets and/or manage the Company’s operations in those markets;

●

market fluctuations in regions impacted by or surrounding a zone of military conflict, such as the Russia-Ukraine or Middle-East conflicts, mostly due to local military operations, but also political and social unrest and trade restrictions;

●

imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity (including the sanctions imposed by foreign governments on Russia);

●

adoption of additional restrictions to global trade from the Canadian or foreign governments, including increased customs duties, retaliatory tariffs or non-tariff barriers to trade, and new Canadian or foreign export control regulations impacting the Company’s products, such as the introduction of new import and export licensing requirements;

●

shipping and freight disruptions subsequent to, for example, enhanced border crossing procedures (including for instance the systematic cargo inspections that were carried out at the U.S.-Mexico border during a few weeks of the Company’s third quarter) or the impact of geopolitical developments on global trade routes (including for example the Red Sea shipping crisis);

●	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;
●	new and different sources of competition;
●	international pricing pressures;
●	laws and business practices favouring local companies;
●	governmental expropriation;
●	adverse currency exchange rate fluctuations;
●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and
●	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

The Company has four operating manufacturing facilities in Mexico, and it recently completed the construction of an electric vehicles (EV) manufacturing plant in Querétaro.. These facilities could be impacted by changes in economic, regulatory, social or political conditions affecting the country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. In addition, the impact of any changes in

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economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant change in economic, regulatory, social and political conditions affecting Mexico, such as drastic changes in the Mexican labor law to increase minimum salary or vacation entitlements or reduce weekly working hours. Moreover, tensions relating to immigration at the US-Mexico border have led to heightened trade border restrictions including the systematic cargo inspections that were carried out during a few weeks of the Company’s third quarter, negatively impacting its Off-Road Vehicles deliveries for that period of time. Further, most goods produced in Mexico and Canada and sold to the United States benefit from the Canada-United States-Mexico Agreement (“CUSMA”), which has been signed and ratified by all three countries and implemented on July 1, 2020. Disputes between the three countries in relation to the interpretation of certain provisions contained in CUSMA have already taken place, and there can be no assurance that the Company’s operations will not be impacted by other such disputes in the future.

The global snowmobile market is highly concentrated in North America, Russia and Scandinavia, and the Company has an office in Russia. On February 24, 2022, a military conflict started between Russia and Ukraine, which resulted in heightened tensions between Russia, the United States, Canada and a number of European states. Given this context and the government sanctions that were imposed in connection with this crisis, the Company decided to stop all sales, shipments and exports intended for Russia, thereby negatively impacting the Company’s business and financial results. A continuation, or any further deterioration, of the situation could lead to additional geopolitical implications, including further economic, social and political repercussions on a number of regions that may impact the Company and its customers. Additionally, further impositions of sanctions and export controls, as well as any responses from Russia, could adversely affect the Company’s supply chain, business partners or customers. The Russia/Ukraine conflict and its political and legal consequences have led the Company to adjust its operations in Russia in the past two years and could cause further changes in the future, which could increase its costs of operations. The conflict in Ukraine also led, and could continue to lead, to volatility in the global markets, increase inflation and further disrupt supply chains, worsen the semiconductor chip shortage (since Russia and Ukraine are global suppliers of neon gas and palladium used in chip production), exacerbate energy shortages and drive energy prices higher and increase cybersecurity threats, all of which could further reduce the Company’s profitability and have a material adverse effect on its business, results of operations or financial condition. Similar deterioration in trade relations between the U.S. and one or more other countries, including possibly as a result of the upcoming presidential election in the U.S., could have a material adverse impact on the Company’s financial position, results of operations and/or cashflows. For instance, although the Company does not have manufacturing operations in China, the continued U.S.-China trade tensions and potential restrictive measures to be imposed against China could exacerbate a number of risks described elsewhere in these Risk Factors, including by creating additional instability to the surrounding region, thereby limiting some potential growth opportunities for the Company. The Company may also be subject to the Uyghur Forced Labor Prevention Act, which presumes that goods produced in the Xinjiang Uyghur Autonomous Region of China have been made with forced labor, thereby resulting in an import prohibition in the U.S. Although the Company has not had a material impact to date, there is no assurance that it will be able to provide clear and convincing evidence of the absence of forced labor throughout its supply chain, notably with respect to its PA&A, failing which the U.S. Customs & Border Protection may detain, exclude or seize its goods and assess monetary penalties, thereby potentially resulting in a material adverse effect on the Company’s supply chain, results of operations or financial condition.

The Company may be unable to successfully execute its growth strategy

The Company’s strategic plan established by management includes an organic growth strategy, which is focused mainly on the development of new products and features, including more recently the expansion to new industries with its global electrification plan and the creation of its new business unit targeting low voltage and human assisted product categories, and may involve from time to time growth through strategic acquisitions, investments, alliances, joint ventures and similar transactions. Moreover, in the past few years, the Company decided to venture beyond a product-based offering, with the launch of its Uncharted Society program and the opening of the BRP Experience Center, offering experiences to

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make powersports accessible to all through partnerships with service providers. If the Company is unable to secure appropriate locations and reputable service providers, to effectively manage its relationships with its service providers and monitor their adherence to the Company’s operating standards, trainings and compliance procedures, and to anticipate demand and address related impact on inventory levels, it could impact its reputation and increase its risk of litigation.

While the Company makes significant investments in research and development and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner. The new products of the Company’s competitors may access the market more rapidly, be more effective with better features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Product development requires significant financial, technological and other resources. The Company expended approximately $441.5 million in research and development in Fiscal 2024. There can be no assurance that the Company will be able to sustain this level of investment or that this level of investment in research and development will be sufficient to successfully maintain the Company’s competitive advantages in product innovation and design in the future (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”). Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, even if the Company is able to successfully develop improvements to existing products and develop new products, there is no guarantee that the markets for the Company’s existing products and new products will evolve as anticipated. If any of the markets in which the Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected. The risks described in this section may be amplified with respect to the new business unit created by the Company, which will focus on product categories that fall outside its historical core business and may present additional complexities.

Given the Company’s plan to electrify its existing product lines, its long-term growth may also be dependent to some extent upon its ability to profitably deliver such broad portfolio of electric products. The EV strategy depends on the Company’s ability to deliver a broad portfolio of high-quality EVs that are competitive and meet consumer demands; reduce the costs associated with the manufacture of EVs, particularly with respect to batteries; increase vehicle range and the energy density of the batteries; license and monetize innovations; successfully invest in new technologies relative to its peers; develop new software and services; and leverage its scale, manufacturing capabilities and synergies with existing product lines. The Company’s ability to invest the capital and resources needed to bring its electrification strategy to completion may also be impacted by the continuing deterioration of the macroeconomic and geopolitical environment, which could result in adjustments of initial targets over longer periods of time (see “Risk Factors — Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition”).

The Company is exposed to increased competition in attracting, recruiting, and retaining the key talent and skills that it needs for its development and growth. It regularly reviews its organizational structure to remain competitive, and in the last in the last quarter it announced some changes to its leadership structure designed to maximize efficiencies and operational excellence and to better position the Company for long-term growth. Despite making significant efforts, the Company may be unsuccessful or delayed in realizing the expected benefits of its new leadership structure, or unable to recruit and retain

BRP Inc.	Management’s Discussion and Analysis	55

the key talent and skills it needs, which could impair its ability to develop and innovate and could as a result cause a slowdown in its growth (see “Risk Factors — If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected”).

The Company has completed several acquisitions in the past years, and it may also consider pursuing acquisitions, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

●	difficulties in integrating the operations of any acquired or new businesses with the Company’s existing operations and the failure by management to accomplish such integration successfully;
●

the necessity to raise additional capital, through debt or equity, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities to finance the transaction (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”);

●	the diversion of management’s attention;
●	difficulties in realizing projected efficiencies, cost savings and synergies;
●

the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers (see “Risk Factors — If the Company is unable to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected”);

●	unforeseen costs and liabilities, including litigation or other claims arising in connection with the acquired company or investment;
●

difficulties in integrating the information technology systems, applications and databases of any acquired or new businesses with the Company’s existing systems and related difficulties in the implementation of the Company’s disclosure controls and procedures, internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with applicable regulations, or deficiencies in connection thereto, which could affect the Company’s compliance with its obligations under applicable laws, regulations, rules and listing standards or may require the Company to avail itself of scope limitations with respect to certifications required thereunder (see “Risk Factors — The failure of the Company’s information technology systems, difficulties in implementing its new ERP system or a security breach could materially adversely affect the Company’s business, results of operations or financial condition”);

●	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;
●	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and
●

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

The Company’s ability to grow through strategic acquisitions, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed, could have a material adverse effect on the Company’s business, results of operations or financial condition.

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The rapid growth of the Company over the last few years, whether through organic growth, entry into new markets or acquisitions, presents additional organizational challenges associated with becoming a larger global organization: the culture, standards, core values, internal controls and policies need to be instilled across newly acquired or developed businesses as well as maintained within existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Cultural differences in various countries may also present barriers to introducing new ideas or aligning the Company’s vision and strategy with the rest of the organization. If the Company cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, it may not be able to achieve its growth and profitability objectives.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In Fiscal 2024, 60.2% of the Company’s revenues were realized in the United States. The Company is also exposed to other currencies such as the Australian dollar, Brazilian real, Swedish krona, Norwegian krone, British pound, New Zealand dollar, Mexican peso, Chinese yuan and Japanese yen. If the value of any currencies in which sales are realized depreciate relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciate relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under its Term Facility and a portion of the Revolving Credit Facilities are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Facility into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign exchange hedging contracts in place for some currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

Unfavourable weather conditions, and climate change more generally, may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions and 2024 was a year where the number of global extreme weather events significantly increased, and unfavourable weather conditions were more frequent and notable in many regions of the world (wildfires, floods, tornadoes, heat and cold waves and cyclones), including some regions where the Company operates. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially

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adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheeled vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions continue to be exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, any of the Company’s manufacturing facility may be vulnerable to the adverse effects of climate change. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in Canada, the U.S., Mexico and elsewhere have the potential to disrupt the Company’s business and the business of its third-party suppliers, and may cause the Company to experience higher attrition, losses and additional costs to maintain or resume operations.

The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter, retail sales for PWCs will be highest in spring and summer and retail sales for boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, production scheduling for particular types of products and the introduction of new products and models. For instance, in the first quarter of its Fiscal year 2024, as a result of supply chain disruptions and a longer production ramp-up related to the introduction of new products in the Marine segment, those products were ready and delivered to the dealers too late in the season, resulting in a decrease in revenues. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on the Company’s results of operations for the entire fiscal year. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations, and which may be exacerbated further with the Company’s creation of a new business unit two years ago, that will focus on product categories that fall outside its historical core business. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, geopolitical uncertainty, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

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The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products and failure to establish or maintain the appropriate level of dealers and distributors may negatively impact its business

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, the Company will be unable to maintain or grow its sales. In the past few years, there was added pressure on the operations of dealers and distributors caused by several situations, such as the shipment by the Company of some substantially completed units and higher level of inventory as a result of certain product deliveries having been made late in the season due to supply chain disruptions and longer production ramp-up related to the introduction of new Marine products as well as a result of softening industry demand, which, if it were to continue, could lead to some level of dissatisfaction or inability for such dealers to maintain their usual level of efficiency in carrying out their operations.

Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit, as experienced in the last two years in light of the high interest rates and sustained inflation. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. (See “Risk Factors — The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”). Additionally, weak demand for the Company’s products, or a softening in industry demand as has been witnessed in the Company’s third quarter and which is expected to continue for the next few quarters, may cause dealers and distributors to voluntarily or involuntarily reduce or terminate their business with the Company. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Ultimately, if the Company fails to establish or maintain an appropriate level of dealers and distributors for each of its products, the Company may not obtain adequate market coverage for the desired level of retail sales of its products.

Moreover, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of its dealer and distributor base or is not able to expand in certain key regions, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. However, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time. If certain dealers or distributors decide to emphasize products from the Company’s competitors or to otherwise reduce their purchase of the Company’s products, it may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. The addition of several new technologies in the Company’s products increases their complexity which in turn requires additional skills and knowledge from its dealers and distributors to service and repair these products. There can be no assurance that the Company’s dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or

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distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

In order to remain competitive, the Company recently launched a Direct-to-Consumer platform allowing it to sell certain PA&A directly to its consumers in Canada and the U.S. through an online shopping experience. The Company may continue to leverage other sales strategies, which could include further changes to its existing distribution model. The Company’s ability to explore alternative models may depend on laws that could be interpreted to impose limitations on the direct-to-consumer sales model and on actions and efforts of its dealers and distributors against such changes. Any such attempt by the Company may also negatively impact its relationships with its existing dealers and distributors and limit its ability to develop relationships with new dealers and distributors, thereby potentially having a material adverse effect on the Company’s business, results of operations or financial condition.

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. See “Business of the Company — Distribution, Sales and Marketing — Distribution and Sales — Dealers’ and Distributors’ Inventory Financing Arrangements”. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably, or become too costly, as is the case to some extent in light of the interest rate environment that continues to be elevated. This could require the Company to find alternative sources of financing, including the Company potentially providing financing directly to dealers and distributors, which could require additional capital to fund the associated receivables. In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps as described under “Business of the Company – Distribution, Sales and Marketing”. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States, Europe and other countries regarding product safety, health, environmental and noise pollution, human rights and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a material adverse effect on the Company’s business, results of operations or financial condition. For instance, the rule on safety standard for debris penetration proposed by the Consumer Product Safety Commission in 2022, would require the side-by-sides to pass a new debris penetration test in order to be manufactured or imported. If it is adopted as currently proposed, it could have a material adverse effect on the Company’s business, results of operations and financial condition, notably by forcing the Company to stop using its existing designs and suspend sales of those models, and to redesign and retest completely new components in

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the frames of its side-by-side vehicles, which could be quite costly and would require additional time and resources. Another consideration in terms of regulations impacting the Company is with respect to the jurisdictions that require or are considering requiring a license to operate the Company’s products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing the Company’s sales. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”). In the event of pandemics, epidemics, disease outbreaks and other public health crises , the Company may have to adapt its health and safety measures throughout its facilities to comply with changing local regulations, resulting in incremental costs to the Company, as was the case in connection with the COVID-19 pandemic.

Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations are likely to require the Company to purchase allowances to offset the Company’s own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company’s business, results of operations or financial condition. Many of the Company’s suppliers face similar circumstances. Moreover, the Company is already facing greater regulatory or customer pressure to develop products that generate less emissions. This is likely to require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. In light of the recent adoption of the CSRD and the issuance of the IFRS Sustainability Disclosure Standards – IFRS S1 & IFRS S2 by the International Sustainability Standards Board, the Company expects to have to dedicate significant resources to reduce, measure and report on greenhouse gas emissions and is currently completing its assessment of any other potential impact of such regulations on its business, results of operations or financial condition. Additional regulations of emissions are also expected in a near future but it is too early to predict whether they could ultimately have a material adverse effect on the Company (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”). The pressure for decarbonization also materializes itself through the emergence of circular economy policies worldwide, which translate into legal requirements and obligations extending producers’ responsibilities, thereby shifting responsibilities towards the producers (manufacturers and importers of products) to manage products’ life-cycle from design up to the post-consumer stage (i.e. ecodesign, reporting, taxes to recycling, customer information and labelling), as well as policies and obligations requiring producers to take actions to ensure the durability, repairability and maintenance of goods, in order to protect consumers from planned obsolescence. Part of the Company’s strategy to address these risks includes the initiatives and targets detailed in the Company’s CSR25 Program as well as the Company’s commitment to offer electric models in each of its product lines and to expand its product lines into low voltage and human assisted products, This strategy itself presents additional risks, including with respect to the Company’s ability to ensure compliance with rules, laws and regulations applicable to the EV industry, as well as exposure to the increasing government enforcement actions and civil suits alleging “greenwashing”, which call for increased vigilance when it comes to ESG reporting and communication. The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be

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considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margins when sales and production decline, such as could be the case as a result of the sustained inflationary environment. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margins could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The powersports and marine industries are highly competitive. Competition in these industries is based upon a number of factors, including price, quality, reliability, styling, product features, warranties, overall consumer experience and the ability to constantly innovate. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing, notably in the face of emerging competitors with lower costs of operations. Such pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins.

In addition, the industries in which the Company does business may experience significant change in the coming years. Participants are disrupting, and could continue to disrupt, the historic business model of such industries through the introduction of new technologies, products, business models or services as well as by establishing alternative sales channels. The Company expects to face increased pressure in the future to develop new products and services, including products and services that could be viewed as falling outside its historical core business such as EVs and digital services. The industry may also be impacted as a result of cross-border consolidation of competition, thereby adding pressure on the Company and its ability to remain competitive without itself proceeding with similar acquisitions or consolidations.

With the demand for digital capabilities further enhanced in the last few years, a failure to keep pace with customer demands or to react to or anticipate changing trends in a timely and cost-efficient manner could affect the Company’s customer base and limit the Company’s ability to attract new customers. Although the Company accelerated its digital transformation in the last few years and increased customer demands, its competitors may adapt their customer experience more rapidly or in a more cost-efficient manner, which could adversely affect the Company’s business, results of operations or financial condition, reputation and brand value.

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The process of designing and developing new technologies, products and services is complex, costly and uncertain, requires extensive capital investment and is dependent upon the ability to recruit and retain talent. There can be no assurance that future innovation is achievable or will occur in a timely manner, or that competitors of the Company will not be able to develop new technologies, products and services before the Company does or that it will acquire technologies on an exclusive basis or at a significant price advantage. In this context, the Company is also exposing itself to the risks associated with expanding into new markets and industries, which success may be adversely affected by a number of factors, including the potential need for greater investments than originally planned in advertising and promotional activity to build brand awareness, the difficulties in predicting consumer tastes and discretionary spending patterns which may differ from its existing markets, and the complexities related to sourcing new materials, processes and technologies and adopting entirely new business models. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors and retain existing ones, to adapt to changing consumer habits or disruption in historical business models, or to successfully execute its plans to enter new markets and industries, the Company’s business, results of operations or financial condition could be materially adversely affected.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. If the Company fails to correct any material weakness it may have in its internal controls, or having corrected such material weakness, thereafter, fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its Subordinate Voting Shares. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. The Company believes that its reputation and brands are significant contributors to the success of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, including through acquisitions, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Failure to maintain and enhance the Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely impacted by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated by their coverage in media and on social media, over which the Company has no control. For instance, there had been increased media attention in 2022 with respect to the unauthorized use by third parties of Rotax engines in military drones, and in 2023 with respect to the alleged workplace violations filed by the Commission des normes, de l’équité, de la santé et de la sécurité du travail (CNESST) relating to the Company’s Mexican workers temporarily located in its Canadian facilities, which allegations could potentially impact the Company’s reputation. The increasing use of social media has also heightened the need for reputational risk management. Any actions the Company take that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition (see “Risk Factors — Any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition”).

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An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

The Company does not believe the outcome of any pending product liability claim could have a material adverse effect on its business, results of operations or financial condition, and the Company has insurance with respect to future claims in amounts it believes to be appropriate. However, no assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. The amount covered by insurance is also reducing , and the cost of adequate product liability insurance continues to increase, and as such the Company may not be able to obtain in the future product liability insurance at reasonable costs or on acceptable terms, especially in light of the increase in the number of product quality cases combined with the nuclear verdict trend in the U.S., which can result in excessive verdicts with grossly disproportionate damages, thereby impacting the results of insurers’ risk assessments. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands).

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from six months to five years. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or is recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions, especially if it relates to new products that bring additional complexities and for which the Company does not have the same historical knowledge, such as EVs, therefore negatively impacting earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, as it has been the case in the last years; or if supplied goods do not meet the Company’s standards, or the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it

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to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition (see “Risk Factors — The Company’s success depends upon the continued strength of its reputation and brands).

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cyber liability insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that insurance proceeds will be paid to it in a timely manner or that the Company’s insurance coverage will be sufficient. The Company has manufacturing sites that are the exclusive source of some of its materials, such that if these sites were subject to disruptive events outside of its control, it could have a material effect on the Company’s supply chain logistics and operations’ interdependencies and could result in losses in excess of its insurance coverage. Any uninsured loss or claim (including a loss that is less than the applicable deductible or that is not covered by insurance, such as, in certain cases, losses due to acts of war and certain natural disasters), or a loss or claim in excess of insured limits, in full or in part, may result in significant expenditures by the Company. Moreover, the Company may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or at all, which may adversely affect its business, financial condition and results of operations. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or the occurrence of changes in the Company’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect its business, financial condition and results of operations.

Among other factors, national security concerns, acts of war, certain natural disasters, pandemics, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause the Company to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage. As cyber incidents and threats continue to increase in frequency and evolve in complexity, the Company may also be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales. The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment, such as the one experienced over the last two years with continuing concerns of a potential recession in Canada, the U.S. and other regions where the Company operates, which have led to some extent, and may continue to lead, to softening consumer demand and to excess inventory.

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Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products, which inability to function or to be flexible enough could have a material impact on the Company’s management of such commitments. Further, any failure by the Company to maintain adequate inventory levels for such products, which the Company experienced in the past few years due mainly to shortages of key components, supply chain disruptions and labour shortages resulted in undesirable delivery delays for its customers or in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the Company has excess inventory, as has been the case in the last few quarters as a result of certain product deliveries having been made late in the season due to supply chain disruptions and longer production ramp-up related to the introduction of new Marine products as well as a result of softening industry demand, it could lead to lost or discounted sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

The Company may be unable to protect its intellectual property, or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

Following its innovation-focused strategy, the Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the Company’s intellectual property may be more difficult outside North America and Europe and that the laws in those jurisdictions may not protect intellectual property rights to the same extent as the laws in North America and Europe, or may be more difficult to carry out enforcement actions. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Also, because of the rapid pace of technological change in the Company’s industry, aspects of its business and products rely on technologies developed or licensed by third parties, and the Company may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. Others may initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or those of third parties on which the Company relies through licenses or otherwise, or allege that the Company or such third parties infringe theirs, the Company may incur substantial costs to defend its rights or may not be able to obtain or continue to obtain licenses from these third parties. If the outcome of any such litigation is unfavourable to the Company or these third parties, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products

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and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior engine and motor technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company has been and could in the future be a defendant in patent proceedings or similar actions and if it is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company was able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the marketplace and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts focus on further implementing model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

A significant increase in demand for its products, the development of new products or the enhancement of existing products or models could require the construction, improvement, re-configuration, relocation or expansion of the Company’s existing production facilities, as was the case over the past few years. Any such development of new manufacturing operations inherently involves a number of risks and uncertainties, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, procurement of building materials and equipment, environmental and operational licenses and approvals for additional expansion, potential supply chain constraints, hiring, training and retaining qualified employees, receipt of the expected subsidies and ability to realize on the expected synergies and related delays in operating facilities at a maximum production level while manufacturing high-quality units at scale. There can be no assurance that the Company’s

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current or future manufacturing capabilities will be sufficient to meet customer demand in the future or that the Company will be able to successfully expand its manufacturing capabilities, or do so in a timely manner, to meet demand, which could result in loss of revenue and market share. Similarly, the competitive real estate landscape continues to evolve and there can be no assurance that the Company will be able to identify and to secure, in a timely manner, through long-term leases or acquisitions, lands and buildings that offer optimal location and meet the other business and operational requirements, while also being on acceptable pricing terms and conditions.

Conversely, given the continuously changing retail environment, which has recently resulted in softening industry demand, the Company may have to adjust its manufacturing strategy and optimize some of its investments to better align supply to demand, which notably led to its decision to postpone the construction of its boat manufacturing plant in Mexico. The Company’s ability to adjust its manufacturing strategy and expansion plans in an agile manner may depend on the terms of the applicable agreements, the current status of some of its projects and plans, and other factors that may not be in its control, and which may result in some costs and inefficiencies for the Company.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could adversely impact the Company’s business, results of operations or financial condition

The Company uses external freight shipping and transportation services to transport and deliver products and raw materials. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for the Company’s products and raw materials, as was the case for a few weeks during the Company’s third quarter in connection with the systematic cargo inspections carried out at the US-Mexico border, could adversely affect its business and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity for overseas shipments, work stoppages or slowdowns, or alternative shipping arrangements) could significantly decrease the Company’s ability to make sales and earn profits. Labour shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Company securing alternative shipping suppliers could also increase its costs or otherwise negatively affect its business, results of operations or financial condition. The Company’s inbound shipping costs are also impacted by changing dynamics in the ocean shipping industry, most notably by the wave of market consolidation observed in container shipping in recent years. In the last few years, the Company experienced, and may in the future continue to experience but to a lesser extent, higher freight costs, which could have an impact on the Company’s results of operations. Disruptions in the movement of freight are also impacting the Company’s freight costs and ultimately its revenues, notably by forcing the Company to resort to expedited freight or air freight in order to secure its supply to maintain production and mitigate delays].

Covenants contained in agreements to which the Company is a party affect and, in some cases, significantly limit or prohibit the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Facility and the Revolving Credit Facilities, contain certain covenants that affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire shares or make other restricted payments, make loans, advances and other investments, and merge, consolidate or amalgamate with another person. Under the Revolving Credit Facilities, the Company is bound by a fixed charge coverage ratio applicable if excess availability under its Revolving Credit Facilities is less than $100.0 million for seven consecutive business days (until such time as such excess availability exceeds $100.0 million for seven consecutive business days). These covenants may prevent the Company from pursuing certain business opportunities or taking certain actions that may be in the best interest of the business, which could materially adversely affect its business and financial results.

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A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as an international company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including acquisitions, changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the outcome of income tax audits in various jurisdictions around the world. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign subsidiaries undertake certain operations with other currently existing or new subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria and Switzerland. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

Additionally, unanticipated changes in effective tax rates or adverse outcomes from tax return examinations, including potential disputes, could adversely impact the Company’s operating results and financial conditions. In recent years, major developments in tax policy have emerged, notably the Organization for Economic Co-operation and Development’s (OECD), which represents a coalition of member countries, including Canada, who are employing a multijurisdictional approach to address issues in existing tax systems, particularly associated with “base erosion and profit shifting” (BEPS). As part of this initiative, the OECD has finalized Pillar Two guidelines, featuring a global minimum corporate tax rate of 15% and the application of a top-up tax. These proposals, effective in 2024, are anticipated to be enacted in a number of OECD member countries, potentially affecting the Company’s Fiscal 2025 and future effective tax rates in jurisdictions where the Company operates. A number of jurisdictions, including Canada and the E.U., have announced or begun implementing plans for the adoption of this new global minimum tax regime as soon as 2024. This increases tax uncertainty and may adversely impact the Company’s business, results of operations or financial condition.

The Company’s Canadian and foreign entities are entitled to claim certain expenses, deductions, and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although the Company believes that its claims or deductions have been reasonably determined, there can be no assurance that the Canadian (federal or provincial) or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses, deductions, or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development

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expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

An impairment in the carrying value of goodwill and intangibles could negatively impact the Company’s consolidated results of operations and net worth

Goodwill and intangible assets, such as the Company’s trademarks, are recorded at fair value at the time of acquisition and are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. The determination of whether goodwill impairment has occurred is based on a comparison of each of the Company’s reporting units’ fair market value with its carrying value. Significant and unanticipated changes in circumstances, such as significant and long-term adverse changes in business climate, unanticipated competition, changes in technology or markets, and/or acquisitions not yielding expected returns could require a provision for impairment in a future period that could negatively impact the Company’s business, results of operations or financial condition, and reduce the Company’s consolidated net worth and shareholders’ equity.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Some of the Company’s subsidiaries are party to collective bargaining arrangements that expire at various times in the future, namely (i) BRP-Rotax GmbH & Co KG in Gunskirschen, Austria, (ii) BRP Finland Oy in Rovaniemi, Finland, (iii) BRP Queretaro S.A. de C.V. in Queretaro, Mexico (iv) BRP Megatech Industries Inc. in Shawinigan, Canada and (v) BRP Brazil Motorsports Ltd. in Campinas, Brazil. As the Company is dependent on unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, the Company’s ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of the applicable collective arrangements.

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of the collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, or if non-unionized employees wish to unionize, the Company could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets are invested in equity securities, which can experience significant declines if financial markets weaken. A portion of the Company’s pension plan assets are invested in debt securities, which can experience significant declines if interest rates rise. The Company’s latest actuarial valuation reports show that the defined benefit components of the Company’s registered pension plans present a combined

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surplus when evaluated on a going-concern basis. However not all plans are in a surplus position. The Company is required to make additional contributions to fund any plan that is in deficit as well as to fund plan modifications. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses, as well as changes to existing federal pension laws and regulations. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, as has been witnessed in 2023 with significant increase in global extreme weather events and more frequent unfavourable weather conditions, epidemic or pandemic outbreaks, boycotts and geo-political events, such as the military conflict between Russia and Ukraine, the Middle-East conflict increasing tensions in the region, or civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems. The Company may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Volatility in the market price of the Subordinate Voting Shares

The market price of the Company’s Subordinate Voting Shares has fluctuated in the past and it is reasonable to expect it to fluctuate in the future. In addition to the other risks described herein, the market price of the Subordinate Voting Shares may be influenced by many factors, many of which are beyond the Company’s control, including:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;
●	changes in estimates of the Company’s future results of operations by the Company or changes in accounting policies;
●

changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance, or publication of research reports or news stories about the Company, its competitors or its industry;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;
●

changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending, as currently experienced in light of the high interest rates and sustained inflation;

●	additions or departures of the Company’s board members, senior management team or other key employees;
●	sales or perceived sales of additional Subordinate Voting Shares, and short-sales, hedging and other derivative transactions in the Subordinate Voting Shares;
●	litigation or regulatory action against the Company;
●	breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

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●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. If such increased levels of volatility and market turmoil resume, as could be the case in light of some continuing concerns of a potential recession in Canada, the U.S. and other regions where the Company operates, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected. Unstable market conditions have in the past caused, and may cause in the future, a slowdown in the global economy as well as volatility in global financial markets and may adversely affect the market price of the Subordinate Voting Shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc. As at January 31, 2024, the Shares were effectively junior to approximately $6,684.8 million of indebtedness of BRP Inc.’s subsidiaries.

Beaudier Group and Bain Capital have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

As at March 26, 2024, Beaudier Group and Bain Capital owned 21,709,901 and 13,625,187 Multiple Voting Shares, respectively, which represented approximately 47.3% and 29.7%, respectively, of the combined voting power of the Company’s outstanding Shares. Accordingly, Beaudier Group and Bain Capital have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

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In addition, Beaudier Group’s and Bain Capital’s interests may not in all cases be aligned with interests of the other shareholders of the Company. Beaudier Group and Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers

As at March 26, 2024, Beaudier Group owned 21,709,901 Multiple Voting Shares, which in the aggregate represented approximately 54.1% of the issued and outstanding Multiple Voting Shares of the Company, and Bain Capital owned 13,625,187 Multiple Voting Shares, which in the aggregate represented approximately 33.9% of the issued and outstanding Multiple Voting Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital, the Company’s directors and officers, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares. See “Description of the Capital Structure”.

Subject to compliance with applicable securities laws, Beaudier Group, Bain Capital or the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain Capital or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain Capital is granted certain registration rights. See “Material Contracts — Securityholders Agreements — Registration Rights Agreement”.

Disclosure of Outstanding Shares

As at March 26, 2024, the Company had:

Issued and outstanding shares and stock options
Multiple voting shares with no par value	40,147,916
Subordinate voting shares with no par value	34,808,553
Stock options to acquire subordinate voting shares	3,537,929

Additional Information

Additional information relating to BRP Inc. is available on SEDAR+ at www.sedarplus.ca.

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